As filed with the Securities and Exchange Commission, via EDGAR, on November 21, 2003

Registration No. 333-110425

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

AMERIGAS PARTNERS, L.P.

AMERIGAS FINANCE CORP.

(Exact name of registrant as specified in its charter)

DELAWARE	23-2787918
DELAWARE	23-2800532
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

460 North Gulph Road

King of Prussia, PA 19406

(610) 337-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert H. Knauss, Esq.

Vice President and General Counsel

AmeriGas Propane, Inc.

460 North Gulph Road

King of Prussia, PA 19406

(610) 337-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copy to:

Linda L. Griggs, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, D.C. 20004

(202) 739-3000

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains a form of base prospectus for common units issuable by AmeriGas Partners, L.P. and debt securities to be issued by AmeriGas Partners, L.P. and AmeriGas Finance Corp.

To the extent required, the information in the prospectus, including financial information, will be updated at the time of each offering. Upon each such offering, a prospectus supplement to the base prospectus will be filed.

SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2003

PROSPECTUS

$500,000,000

AMERIGAS PARTNERS, L.P.

AMERIGAS FINANCE CORP.

COMMON UNITS,

REPRESENTING LIMITED PARTNER INTERESTS

DEBT SECURITIES

The common units of AmeriGas Partners, L.P. may be offered in amounts, at prices and on terms to be determined at the time of the offering. The debt securities of AmeriGas Partners, L.P. and AmeriGas Finance Corp. may be offered in one or more series, in amounts, at prices and on terms to be determined at the time of the offering.

We will provide the specific terms of the common units and debt securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

The common units and debt securities offered pursuant to this prospectus are offered in an aggregate principal amount of up to $500,000,000 subject to reduction as a result of the sale under certain circumstances of other securities.

The common units are traded on the New York Stock Exchange under the symbol “APU.” On                     , the last reported sales price for the common units as reported on the New York Stock Exchange Composite Transactions Tape was $         per common unit.

We may sell these securities to underwriters or dealers, through agents, or directly to other purchasers. See “Plan of Distribution.” The prospectus supplement will list any underwriters, dealers, or agents and the compensation that they will receive.

The common units are limited partner interests, which are inherently different from the capital stock of a corporation.

You should carefully consider the risks relating to investing in common units and each of the other risk factors described under “Risk Factors” beginning on page 3 of this prospectus.

Before making an investment in the debt securities, carefully consider the risks relating to investing in debt securities and each of the other risk factors described under “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is                     , 2003

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement.

WHO WE ARE

We are the largest retail propane distributor in the United States, distributing more than one billion gallons of propane annually. We serve approximately 1.3 million residential, commercial, industrial, agricultural and motor fuel customers from approximately 650 district locations in 46 states. Our competitive strengths are our experienced and dedicated work force, our national distribution infrastructure and our intense focus on customer satisfaction.

We are a holding company, and we conduct our business principally through our operating partnership, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Eagle Propane, L.P. Since our initial public offering in 1995, we have made approximately 50 acquisitions of propane operations, for an aggregate purchase price of approximately $370 million in cash and 89,000 of our common units.

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-7000. In this prospectus, the terms “AmeriGas Partners,” “our,” “us” and “we” are sometimes used as abbreviated references to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its consolidated subsidiaries, which includes the operating partnership.

AmeriGas Propane, Inc., a Pennsylvania corporation, is our sole general partner. Our general partner is a wholly owned indirect subsidiary of UGI Corporation, a public company listed on the New York and Philadelphia stock exchanges. Through various subsidiaries, UGI has been in the propane distribution business for over 40 years.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell from time to time the common units representing limited partner interests and the debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of us and the common units and the debt securities. Each time that we sell securities under this prospectus we will provide a prospectus supplement that will contain specific information about that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents that we have incorporated by reference below.

FORWARD-LOOKING STATEMENTS

Some information in this prospectus, any prospectus supplement and the documents that we have incorporated by reference may contain forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	adverse weather conditions resulting in reduced demand;

•	price volatility and availability of propane, and the capacity to transport propane to our market areas;

•	changes in laws and regulations, including safety, tax and accounting matters;

•	large supplier, counterparty or customer defaults;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	inability to make business acquisitions on economically acceptable terms resulting in failure to acquire new customers and limiting any increase in revenue;

•	liability for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia, including liability in excess of insurance coverage;

•	political, regulatory and economic conditions in the United States and in foreign countries; and

•	interest rate fluctuations and other capital market conditions.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events unless the securities laws require us to do so.

RISK FACTORS

The securities offered by this prospectus and the accompanying prospectus supplement may involve a high degree of risk. You should read carefully the following risk factors, in addition to the other information set forth in this prospectus and the accompanying prospectus supplement, before making an investment in the common units or any debt securities.

Risks Inherent in an Investment in Common Units

Cash distributions are not guaranteed and may fluctuate with our performance.

Although we distribute all of our “available cash” (as defined in “Description of Common Units”) each quarter, the amount of cash that we generate each quarter fluctuates. As a result, we cannot guarantee that we will pay the minimum quarterly distribution (as described more fully in “Description of Common Units”) each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, including:

•	our cash flow generated by operations;

•	the weather in our areas of operation;

•	our borrowing capacity under our bank credit agreement;

•	required principal and interest payments on our debt;

•	fluctuations in our working capital;

•	our cost of acquisitions (including related debt service payments);

•	restrictions contained in our debt instruments;

•	our capital expenditures;

•	our issuances of debt and equity securities;

•	reserves made by our general partner in its discretion;

•	prevailing economic and industry conditions; and

•	financial, business and other factors, a number of which are beyond our control.

The amount of available cash needed annually to pay the minimum quarterly distribution on all of the outstanding common units and the general partner interests, is approximately $118 million. A reasonable proxy for available cash for distribution, which we call distributable cash, can be determined by subtracting from our EBITDA (earnings before interest expense, income taxes, depreciation and amortization) (1) interest expense and (2) capital expenditures needed to maintain operating capacity. Although we believe that distributable cash is a reasonable estimate of the amount of available cash as calculated pursuant to our limited partnership agreement, it does not reflect changes in working capital which can significantly affect available cash and it is not a measure of performance, financial condition or cash flow under generally accepted accounting principles. Distributable cash for the twelve months ended June 30, 2003 was $117.6 million. During the twelve-month period ended June 30, 2003, we paid the full minimum quarterly distribution on all of the then-outstanding common units and the general partner interests, totaling $112.6 million.

If weather during fiscal year 2004 is significantly warmer than normal, we may not generate sufficient cash from operations to cover the full minimum quarterly distribution, in which event we may elect to borrow under our bank credit agreement. Any borrowing to pay distributions increases our leverage and interest expense and reduces the borrowing capacity under our bank credit agreement until such borrowings are repaid.

Our indebtedness may limit our ability to make distributions and may adversely affect our operations.

Our debt outstanding as of June 30, 2003 totaled $929.8 million, consisting of $868.8 million of long-term debt, $61.0 million of current maturities of long-term debt and zero under our bank credit agreement. Our ability to make principal and interest payments on that debt depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, approximately 53% of our indebtedness was secured and all of our indebtedness contains restrictive covenants that limit our ability to distribute cash and to incur additional indebtedness. The first mortgage notes and the bank credit agreement require our general partner to serve as our sole general partner and as the sole general partner of AmeriGas Propane, L.P., and the first mortgage notes require our general partner to maintain with its affiliates an aggregate 30% partnership interest in AmeriGas Partners and AmeriGas Propane, L.P. and to be a direct or indirect wholly owned subsidiary of UGI. Failure to maintain these ownership interests would constitute an event of default under the first mortgage notes and the bank credit agreement. We will be required to offer to purchase our outstanding senior notes at 101% of the principal amount thereof, plus accrued and unpaid interest, upon a change of control as defined in the applicable indenture. AmeriGas Propane, L.P. will be required to offer to purchase the first mortgage notes at a purchase price specified in the first mortgage note agreements upon a change of control, as defined in such agreements. Payment of principal and interest on our indebtedness, as well as compliance with the requirements and covenants of such indebtedness, reduces the amount of cash available for distributions to unitholders. Our leverage may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue other business opportunities and make our results of operations more susceptible to adverse business conditions.

Holders of common units may experience dilution of their interests.

Subject to the requirements of the New York Stock Exchange, we may issue an unlimited number of additional general and limited partner interests and other equity securities of AmeriGas Partners, including senior equity securities, for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, without the approval of any unitholders. We also may issue as an unlimited number of partnership interests junior to the common units without a unitholder vote. When we issue additional equity securities, your proportionate partnership interest will decrease and the amount of cash distributed on each unit and the market price of the common units could decrease. Issuance of additional common units will also diminish the relative limited voting power of each previously outstanding unit. Please read “Holders of common units have limited voting rights, management and control of us” below. The ultimate effect of any such issuance may be to dilute the interests of holders of units in AmeriGas Partners and to make it more difficult for a person or group to remove our general partner or otherwise change our management.

Holders of common units have limited voting rights, management and control of us.

Our general partner manages and operates AmeriGas Partners. Unlike the holders of common stock in a corporation, holders of outstanding common units have only limited voting rights on matters affecting our business. Holders of common units have no right to elect the general partner on an annual or other continuing basis, and our general partner generally may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding units. In addition, removal of the general partner may result in a default under our bank credit agreement and first mortgage notes. As a result, holders of common units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control or influence our activities.

Holders of common units may be required to sell their common units against their will.

If at any time our general partner and its affiliates hold 80% or more of the issued and outstanding common units, our general partner will have the right to purchase all, but not less than all, of the remaining common units held by nonaffiliates at certain specified prices pursuant to the partnership agreement. Accordingly, under certain circumstances holders of common units may be required to sell their common units against their will and the price that they receive for those securities may be less than they would like to receive.

The market price of the common units may be adversely affected by various change of management provisions.

Our partnership agreement contains certain provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change the management of AmeriGas Partners. If any person or group other than the general partner or its affiliates acquires beneficial ownership of 20% or more of the common units, such person or group will lose its voting rights with respect to all of its common units. The effect of these provisions and the change of control provisions in our debt instruments described above may be to diminish the price at which the common units will trade under certain circumstances.

Our general partner can protect itself against dilution but holders of common units cannot.

Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in AmeriGas Partners. No other unitholder has a similar right. Therefore, only our general partner may protect itself against dilution caused by the issuance of additional equity securities.

Holders of common units may not have limited liability in certain circumstances and may be liable for the return of distributions that cause our liabilities to exceed our assets.

The limitations on the liability of holders of common units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that AmeriGas Partners had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of common units as a group to remove or replace our general partner, to make certain amendments to our partnership agreement or to take other action pursuant to that partnership agreement constituted participation in the “control” of the business of AmeriGas Partners, then a holder of common units could be held liable under certain circumstances for our obligations to the same extent as our general partner. We are not obligated to inform holders of common units about whether we are in compliance with the limited partnership statutes of any states.

Holders of common units may also have to repay AmeriGas Partners amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to holders of common units if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date.

Additionally, under Delaware law an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him or her at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interest to the detriment of holders of common units.

Conflicts of interest can arise as a result of the relationships between AmeriGas Partners, on the one hand, and the general partner and its affiliates, on the other. The directors and officers of the general partner have fiduciary duties to manage the general partner in a manner beneficial to the general partner’s sole shareholder, AmeriGas, Inc., a wholly owned subsidiary of UGI Corporation. At the same time, the general partner has fiduciary duties to manage AmeriGas Partners in a manner beneficial to both it and the unitholders. The duties of our general partner to AmeriGas Partners and the unitholders, therefore, may come into conflict with the duties of the directors and officers of our general partner to its sole shareholder, AmeriGas, Inc.

Such conflicts of interest might arise in the following situations, among others:

(i) Decisions of our general partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional units and reserves in any quarter affects whether and the extent to which there is sufficient available cash from operating surplus to meet the minimum quarterly distribution and target distributions (as defined in “Description of Common Units”) on all units in a given quarter. In addition, actions by our general partner may have the effect of enabling the general partner to receive distributions that exceed 2% of total distributions.

(ii) AmeriGas Partners does not have any employees and relies solely on employees of the general partner and its affiliates.

(iii) Under the terms of the partnership agreement, we reimburse our general partner and its affiliates for costs incurred in managing and operating AmeriGas Partners, including costs incurred in rendering corporate staff and support services to us.

(iv) Whenever possible, the general partner limits our liability under contractual arrangements to all or particular assets of AmeriGas Partners, with the other party thereto to have no recourse against our general partner or its assets.

(v) Any agreements between us and our general partner and its affiliates do not grant to the holders of common units, separate and apart from AmeriGas Partners, the right to enforce the obligations of our general partner and such affiliates in our favor. Therefore, the general partner, in its capacity as the general partner of AmeriGas Partners, is primarily responsible for enforcing such obligations.

(vi) Under the terms of the partnership agreement, our general partner is not restricted from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of such entities on behalf of AmeriGas Partners. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and the general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

(vii) Our general partner may exercise its right to call for and purchase units as provided in the partnership agreement or assign such right to one of its affiliates or to us.

(viii) Under the terms of the partnership agreement, it does not constitute a breach of our general partner’s fiduciary duties to us or the unitholders for the general partner or its affiliates to engage in certain activities of the type conducted by us, even if in direct competition with us, and the general partner and such affiliates have no obligation to present business opportunities to us.

Unless provided otherwise in the partnership, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes the partnership’s limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction to which it has a conflict of interest. Our partnership agreement expressly permits our general partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and us or the unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the unitholders. In addition, the partnership agreement provides that a purchaser of common units is deemed to have consented to certain conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited and to have agreed that such conflicts of interest and actions do not constitute a breach by the general partner of any duty stated or implied by law or equity. The general partner is not in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of such conflict is fair and reasonable to us. The latitude given in the partnership agreement to the general partner in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty. Our general partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of AmeriGas Partners without undue risk of liability.

Our partnership agreement expressly limits the liability of our general partner by providing that the general partner, its affiliates and its officers and directors are not liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any actual omissions if the general partner and other persons acted in good faith. In addition, we are required to indemnify our general partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or such other persons, if the general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

Recently enacted tax legislation may make investments in corporations more attractive than they used to be when compared to investments in our common units.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally (the “2003 Tax Act”) reduces the maximum tax rate on certain dividends paid by certain corporations to individuals to 15% in 2003 through 2008 and, for taxpayers in the 10% and 15% ordinary income tax brackets, to 5% in 2003 through 2007 and to zero in 2008. The 2003 Tax Act also reduces the maximum tax rate for an individual to 35% and the maximum tax rate applicable to net long-term capital gains of an individual to 15%. Absent further legislation, the maximum 15% tax rate on long-term capital gains will cease to apply to taxable years beginning after December 31, 2008 and will increase to 20% for taxable years beginning thereafter. The 2003 Tax Act may cause some investments in corporations to be more attractive to individual investors than they used to be when compared to an investment in our common units and could materially affect the value of our common units.

Tax Risks Inherent in an Investment in Common Units

The IRS could treat us as a corporation for tax purposes or changes in law could subject us to entity-level taxation, which would substantially reduce the cash available for distribution to holders of common units.

The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. No ruling from the IRS as to this status has been or is expected to be requested. We are instead relying on the opinion of Morgan, Lewis & Bockius LLP, which is not binding on the IRS.

If we were classified as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate), and distributions received by the common unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

The law could be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of this law on us. Any such reductions could increase our general partner’s percentage of cash distributions and decrease our limited partners’ percentage of cash distributions. Finally, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us, the cash available for distribution to you would be reduced.

A successful IRS contest of the federal income tax positions that we take may adversely affect the market for common units.

We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our propane operations as “qualifying income” under Section 7704 of the Internal Revenue Code, or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of such conclusions or the positions taken by us. A court may not concur with some or all of our positions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner.

Holders of common units may be required to pay taxes even if they do not receive any cash distributions.

A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder’s allocable share of our income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder’s allocable share of our taxable income or even the tax liability to the unitholder resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of the unitholder’s common units.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors.

Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

There are limits on the deductibility of losses that may adversely affect holders of common units.

In the case of taxpayers subject to the passive loss rules (generally, individuals and closely-held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction with an unrelated party. A unitholder’s share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Our tax shelter registration could increase the risk of a potential audit by the IRS.

We are registered with the IRS as a “tax shelter.” The IRS has issued to us the following tax shelter registration number: 95-192000149. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of the unitholder’s personal tax return.

Recently enacted legislation may require disclosure of an investment in the common units as a reportable transaction.

Recently issued final regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our common units. The IRS has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisors concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The new regulations also impose obligations on “material advisors,” that includes any person who makes or provides any written or oral statement to a registered “tax shelter” in connection with a transaction, and receives or expects to receive a fee of $250,000 or more with respect to transaction. As described in “Tax Considerations of Unitholders—Registration as a Tax Shelter,” we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list of specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list of disclosure requirements.

Tax gain or loss on disposition of common units could be different than expected.

A unitholder who sells common units will recognize the gain or loss equal to the difference between the amount realized, including the unitholder’s share of our nonrecourse liabilities, and the unitholder’s adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than the unit’s original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

The reporting of partnership tax information is complicated and subject to audits.

We will furnish each unitholder with a Substitute Schedule K-1 that sets forth the unitholder’s share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder’s individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

Because our taxable year ends on September 30, a calendar-year unitholder who sells units during the period from October 1 to December 31 may have to include more than twelve months of income on a single tax return. The Substitute Schedule K-1 with respect to the income allocated to the period from October 1 to the date of sale will not be available for up to fourteen and one-half months after the end of the calendar year, even though such income is includable on the unitholder’s tax return for the calendar year in which the sale is made.

There is a possibility of loss of tax benefits relating to nonconformity of common units and nonconforming depreciation conventions.

Because we cannot match transferors and transferees of common units, uniformity of the tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

Holders of common units will likely be subject to state, local and other taxes in states where holders of common units live or as a result of an investment in the common units.

In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable United States federal, state and local tax returns. Morgan, Lewis & Bockius LLP has not rendered an opinion on the tax consequences of an investment in us other than with regard to the United States federal income tax consequences.

Holders of common units may have negative tax consequences if we default on our debt or sell assets.

If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

Risks Inherent in an Investment in Debt Securities

We are a holding company and have no material operations or assets. Accordingly, debt security holders will be paid only if we receive distributions from our operating partnership after it meets its own financial obligations.

We are a holding company for our subsidiaries, with no material operations and only limited assets. Our co-obligor, AmeriGas Finance Corp., is our wholly-owned finance subsidiary that conducts no business and has nominal assets. We are dependent on cash distributions from our operating partnership, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Eagle Propane, L.P., to service our debt obligations. Our obligations under the debt securities will be non-recourse to our general partner and our operating partnership. Therefore, if we should fail to pay the interest or principal on the debt securities or breach any of our other obligations under the debt securities or the indenture, you will not be able to obtain any such payments or obtain any other remedy from our general partner, the operating partnership or any of their affiliates, which will not be liable for any of our obligations under the indenture or the debt securities.

Debt security holders will not receive payments required by the debt securities unless our operating partnership is able to make distributions to us after it first satisfies its obligations under the terms of its own borrowing arrangements, and reserves any necessary amounts to meet its own financial obligations. Our operating partnership is required to distribute all of its available cash each quarter, less the amount of cash reserves that AmeriGas Propane, Inc., our operating partnership’s general partner and our general partner, determines is necessary or appropriate in its reasonable discretion to provide for the proper conduct of our operating partnership’s business, to provide funds for distributions to us by our operating partnership to enable us to make timely distributions to our limited partners and the general partner over the next four quarters or to comply with applicable law or any of our operating partnership’s debt or other agreements.

The agreements governing the operating partnership’s first mortgage notes (the terms of which are briefly summarized below under “Description of Other Indebtedness—First Mortgage Notes”) and bank credit facilities (the terms of which are briefly summarized below under “Description of Other Indebtedness—Bank Credit Facilities”) require the operating partnership to include in its cash reserves amounts for future required payments. This limits the amount of available cash the operating partnership may distribute to us each quarter.

In addition, the agreements governing the first mortgage notes and bank credit facilities only permit quarterly distributions by the operating partnership to us if no default exists under those agreements. Those agreements each contain various negative and affirmative covenants applicable to the operating partnership. In addition, the agreements require the operating partnership to maintain specified financial ratios. If the operating partnership violates any of these covenants or requirements, a default may result and distributions to us would be limited. These covenants limit the operating partnership’s ability to:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	make certain restricted payments;

•	enter into certain business combinations and asset sale transactions;

•	engage in new lines of business; and

•	make investments.

Debt security holders may not receive payments under the debt securities because we are required to distribute all of our available cash and we are not required to accumulate cash for the purpose of meeting our future obligations to debt security holders.

Subject to the limitations on restricted payments contained in the indenture governing the debt securities and the indentures governing our existing 8 7/8% senior notes and 10% senior notes, our partnership agreement requires us to distribute all of our available cash each quarter to our limited partners and our general partner. As a result of these distribution requirements, we may not accumulate significant amounts of cash. Therefore, if our operating partnership cannot make distributions, we may not have enough cash available to make payments on the debt securities.

The debt securities will be structurally subordinated to all indebtedness of our operating partnership and its subsidiaries.

The debt securities will be structurally subordinated to all existing and future claims of creditors of our operating partnership and its subsidiaries. This is because these creditors will have priority as to the assets of our operating partnership and its subsidiaries over our claims and, thereby indirectly, the claims of the holders of the debt securities. Thus, the debt securities are effectively subordinated to the claims of the lenders under the bank credit facilities, the holders of the first mortgage notes, trade creditors and all possible future creditors of any of our subsidiaries.

Our substantial debt could impair our financial condition and our ability to fulfill our debt obligations.

We have substantial indebtedness. As of June 30, 2003, we and our operating partnership on a consolidated basis had total indebtedness of approximately $929.8 million, consisting of $868.8 million of long-term debt, current maturities of $61.0 million and zero under a revolving credit facility, partners’ capital of $316.1 million and a ratio of debt to partners’ capital of 2.94 to 1.

Holders of our operating partnership’s indebtedness of $503.4 million as of June 30, 2003 will have superior rights to those of the debt security holders. Holders of our indebtedness of $420 million, consisting of $360 million principal amount of 8 7/8% senior notes, and $60.0 million principal amount of 10% senior notes, will rank equally with the debt securities. As of June 30, 2003, we had $146.0 million available under our operating partnership’s bank credit facilities. Subject to the restrictions in the bank credit facilities, the first mortgage notes, the indentures governing the 8 7/8% senior notes, and 10% senior notes now outstanding (the terms of which are briefly summarized below under “Description of Other Indebtedness”), and the indenture relating to the offered debt securities, our operating partnership may incur significant additional indebtedness, which may be secured and will be structurally senior to the debt securities.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for our operating partnership to distribute cash for us to satisfy our obligations with respect to the debt securities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our operating partnership may reduce our operating flexibility.

The indenture governing the offered debt securities, the indentures governing our existing 8 7/8% senior notes and 10% senior notes and the agreements governing the bank credit facilities and the existing first mortgage notes contain various covenants that limit our ability to:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	make certain restricted payments;

•	enter into certain business combinations and asset sale transactions;

•	engage in new lines of business; and

•	make investments.

These restrictions could limit our ability and the ability of our operating partnership to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

The bank credit facilities and the first mortgage notes also require the operating partnership to maintain specified financial ratios and satisfy other financial conditions. The ability of the operating partnership to meet those financial ratios and conditions can be affected by events beyond its control, such as weather conditions and general economic conditions. Accordingly, the operating partnership may be unable to meet those financial ratios and conditions. Our breach of any of these covenants or the operating partnership’s failure to meet any of those financial ratios or conditions could result in a default under the terms of the relevant indebtedness, which could cause such indebtedness, and by reason of cross-default provisions, the debt securities, to become immediately due and payable. If we were unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral granted to them to secure that indebtedness. If the lenders under the bank credit facilities or the first mortgage notes so accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness, including the debt securities.

You may not know whether we are obligated to purchase the debt securities upon a change of control because of the ambiguity as to the meaning of a sale of all or substantially all of our assets.

The indenture for the debt securities provides that you may require us to purchase your debt securities at 101% of their principal amount, plus accrued and unpaid interest, upon the occurrence of any “change of control” event specified in the indenture for the debt securities and summarized in this prospectus under “Description of the Debt Securities.” The events that trigger a change of control include a sale of all or substantially all of our assets. The meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. This ambiguity as to when a sale of all or substantially all of our assets has occurred may make it difficult for holders of the debt securities to determine whether we have properly identified a change of control.

We are not likely to be able to purchase the debt securities upon a change of control.

We are not likely to be able to purchase your debt securities upon a change of control as defined in the indenture because the existing holders of our outstanding notes in an aggregate principal amount of $420 million and of our operating partnership’s first mortgage notes in the aggregate principal amount of $486.3 million as of June 30, 2003 will also have a purchase right upon the change of control. In addition, we may be unable to purchase your debt securities because the agreements governing the first mortgage notes restrict our ability to redeem or repurchase the debt securities out of distributions from our operating partnership, the agreements governing the first mortgage notes and the bank credit facilities limit our operating partnership’s ability to make distributions to the partnership and we are not likely to have sufficient immediate financial resources for the repurchase.

A change of control under the indenture will result in an event of default permitting the acceleration of the debt under the indenture if we fail to purchase debt securities upon the demand of the holders. In addition, if we fail to purchase debt securities upon the demand of holders, such failure will result in an event of default permitting the acceleration of the debt under the agreements governing the first mortgage notes and the agreement governing the bank credit facilities, provided that the amount in default exceeds $7.5 million. We and our operating partnership would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

In addition, a change of control under the indenture will result in an event of default under the agreement governing the bank credit facilities if the change of control results in UGI Corporation not owning directly or indirectly 100% of the general partnership interests in the operating partnership and at least a 30% ownership interest in the operating partnership. A change of control under the indenture will result in an event of default under the agreements for the first mortgage notes if the change of control results in our general partner not owning directly or indirectly at least 30% of our partnership interests and the partnership interests of our operating partnership or ceasing to be a wholly-owned subsidiary of UGI Corporation, our sole general partner or the sole general partner of our operating partnership. Such events of default under the bank credit facilities and the agreements governing the first mortgage notes would permit the banks and the holders of the first mortgage notes to accelerate repayment of the indebtedness owed to them. An acceleration of the indebtedness under the bank credit facilities or the first mortgage note agreements would result in an event of default under our indenture entitling the holders of the debt securities to declare the debt securities due and payable as long as the aggregate amount of such indebtedness is $10 million or more. We and our operating partnership would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

You will not have any purchase rights when a transaction takes place that does not meet the definition of a change of control under the indenture because the transaction involves UGI Corporation, any of its subsidiaries or any entity in which UGI Corporation or any of its subsidiaries beneficially owns at least 51% of the entity’s voting stock. In addition, you will not have any purchase rights when a transaction takes place that is not a change of control under the indenture, including an acquisition, refinancing or other recapitalization, notwithstanding the fact that the transaction increases the amount of our indebtedness outstanding or otherwise affects our capital structure or credit ratings or adversely affects the holders of the debt securities in some other way.

There may be no trading market for the debt securities.

We may not list the debt securities to be issued under this prospectus on any securities exchange or to seek approval for quotations through any automated quotation system. For these reasons, we cannot assure you that:

•	a liquid market for the debt securities will develop;

•	you will be able to sell your debt securities; or

•	you will receive any specific price upon any sale of the debt securities.

If a public market for the debt securities did develop, the debt securities could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our financial performance.

Risks Inherent in our Business

Decreases in the demand for propane because of warmer weather adversely affect our results of operations.

Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Approximately 55% to 60% of our annual retail propane volumes are sold during these months. During fiscal 2002 and in certain prior years, warmer-than-normal weather in our service territories reduced demand for propane and other energy sources for heating purposes below normal levels, which had an adverse effect on our operating results. There can be no assurance that normal winter weather in our service territories will occur in the future.

Our ability to increase revenues is adversely affected by the maturity of, and competition within, the retail propane industry.

The retail propane industry is mature, with only modest growth in total demand for the product foreseen. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of our PPX Prefilled Propane Xchange Program (through which consumers can exchange an empty propane grill cylinder for a filled one) and our Strategic Accounts Program (through which we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers), as well as the success of our marketing programs designed to attract and retain customers. If we are unable to compete effectively in the propane business, we may lose existing customers or fail to acquire new customers, thereby reducing or limiting any increase in revenues.

We compete with other distributors of propane, including several major companies and thousands of small independent operators. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution, and we compete with them as well. Competitive pricing in our industry limits our ability to increase revenues.

Our operations may be adversely affected by competition from other energy sources.

Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking.

Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, however, so a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. The gradual expansion of the nation’s natural gas distribution systems has resulted in the availability of natural gas in some areas that previously depended upon propane. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

Our profitability is subject to pricing and inventory risk.

The retail propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that we and other marketers purchase can change rapidly over a short period of time. Most of our product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers, as we did in fiscal 2003. Due to competitive pricing in the industry, we may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. In addition, high product prices may lead to customer conservation, resulting in reduced demand. Finally, market volatility may cause us to sell inventory at less than the price we purchased it, which could adversely affect our operating results.

We are dependent on our principal suppliers, which increases the risks from an interruption in supply and transportation.

During the year ended September 30, 2002, we purchased approximately 80% of our propane from 10 suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, margins could be affected. Additionally, in certain market areas some of our suppliers provide 70% to 80% of our propane requirements. Disruptions in supply in these areas could also have an adverse impact on our margins.

We are subject to operating and litigation risks that may not be covered by insurance.

Our operations are subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids such as propane for use by consumers. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

Our ability to grow will be adversely affected if we are not successful in making acquisitions and our profitability may be adversely affected by the terms of our indebtedness.

We have historically expanded our propane business through acquisitions. We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. There is significant competition for acquisitions among publicly traded master limited partnerships engaged in the propane distribution business. We believe that there are numerous potential acquisition candidates in the industry, some of which represent acquisition opportunities that would be material to us. There can be no assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions. In addition, our bank credit agreement and our first mortgage notes impose restrictions on our ability to make acquisitions through AmeriGas Eagle Propane, L.P., which may result in an inability to grow in certain geographic areas.

If energy conservation and efficiency and technology trends continue to decrease demand for propane, our revenue will decrease.

Retail customers primarily use propane for home heating, water heating and cooking purposes. Energy conservation and efficiency measures and advances in heating, conservation and other devices decrease demand for propane. Should that decrease continue, and not be offset by volume growth, our revenue will decrease.

Our net income will decrease if we are required to incur additional costs to comply with new governmental safety, health, transportation and environmental regulation.

We are subject to various federal, state and local safety, health, transportation and environmental laws and regulations governing the storage, distribution and transportation of propane. We have implemented safety and environmental programs and policies designed to avoid potential liability and costs under applicable laws. It is possible, however, that we will incur increased costs as a result of complying with new safety, health, transportation and environmental regulations and that such costs will reduce our net income. It is also possible that material environmental liabilities will be incurred, including those relating to claims for damages to property and persons.

Current economic and political conditions may harm our business.

Regional and global economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. To the extent that such conditions and disruptions result in delays or cancellations of customer orders, impair our ability to effectively market or acquire propane, or cause or prolong an economic recession, we would have lower revenues, and, therefore, lower net income. In addition, our ability to raise capital for acquisitions, capital expenditures and ongoing operations is dependent upon ready access to capital markets. During times of adverse economic and political conditions, investor confidence in and accessibility to capital markets could decrease. If capital markets are not available to us over an extended period of time, we could be unable to make acquisitions, refinance debt, invest in capital expenditures and fund operations, which could adversely affect our ability to compete within our industry, raise funds to meet our obligations and generate net income.

Your ability to seek potential recoveries from our former independent public accountants, Arthur Andersen LLP, may be limited.

Arthur Andersen LLP, independent public accountants, audited our financial statements and schedules as of and for the years ended September 30, 2001 and 2000, which are incorporated by reference into this prospectus. Arthur Anderson LLP has not reissued their report on our financial statements in this prospectus, and we have relied on Rule 437a under the Securities Act in filing this registration statement without such a consent. On June 15, 2002, Arthur Anderson LLP was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Anderson LLP’s work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Anderson LLP ceased its audit practice before the Commission on August 31, 2002. In May 2002, we terminated our engagement of Arthur Anderson LLP as our independent accountants and engaged PricewaterhouseCoopers LLP to serve as our independent accountants for the fiscal year ending September 30, 2002. Because Arthur Anderson has not consented to the incorporation by reference of their reports on our financial statements in this prospectus and because of the circumstances affecting Arthur Anderson LLP, as a practical matter, it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to securities holders under federal and state securities law.

USE OF PROCEEDS

We will use the net proceeds from our sale of the securities for general business purposes, including repayment of our or the operating partnership’s debt, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

DESCRIPTION OF COMMON UNITS

General

The common units represent limited partner interests that entitle the holders to participate in AmeriGas Partners’ distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

Number of Units

As of June 30, 2003, we had 52,333,208 common units outstanding. As of June 30, 2003, the public owned an effective 52.1% economic interest in us, and our general partner and its subsidiary owned an effective 47.9% economic interest in us consisting of 24,525,004 common units, a 1.0% general partner interest in us and a 1.0101% general partner interest in AmeriGas Propane, L.P.

Under our partnership agreement we generally may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our general partner in its sole discretion, including securities that may have special rights to which holders of common units are not entitled.

Listing

Our common units are listed on the New York Stock Exchange under the symbol “APU.” Any additional common units we issue will also be listed on the New York Stock Exchange.

Voting

Each record holder has a vote according to his percentage interest in AmeriGas Partners. Our partnership agreement provides, however, that any person or group (other than our general partner and its affiliates) that owns beneficially 20% or more of all of the outstanding common units cannot vote on any matter, and those common units will not be considered to be outstanding when we send notices of a meeting of unitholders, calculate required votes, determine the presence of a quorum or take other similar actions under our partnership agreement, unless otherwise required by law.

Cash Distributions

In General

Our partnership agreement requires us to distribute all of our available cash to our unitholders and our general partner within 45 days following the end of each fiscal quarter. “Available cash” generally means, with respect to any fiscal quarter, all cash on hand at the end of each quarter, plus all additional cash on hand as of the date of the determination of available cash resulting from borrowings after the end of the quarter, less the amount of reserves established by our general partner in its reasonable discretion to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Cash distributions will be made either from “operating surplus” or from “capital surplus.” Available cash from operating surplus is distributed differently from available cash from capital surplus.

“Operating surplus,” with respect to any period, generally means:

•	our cash balance on the closing date of our initial public offering plus $40 million, plus all of our cash receipts since the closing of our initial public offering, excluding cash receipts from interim capital transactions (as defined below), plus working capital borrowings after the end of such period, less

•	all of our operating expenses, the payment of certain of our indebtedness, maintenance capital expenditures and reserves established for future operations, in each case since the closing of our initial public offering.

Interim capital transactions generally include borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash, other than sales of inventory in the ordinary course of business, sales of other current assets and sales of assets as part of normal retirements or replacements.

All available cash distributed is treated as distributed from operating surplus until the sum of all available cash distributed since our initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any available cash distributed in excess of operating surplus will be treated as having been distributed from capital surplus.

If capital surplus is distributed on a common unit issued in the initial public offering in an aggregate amount equal to the initial public offering price of the common units of $21.25 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units, then the distinction between operating surplus and capital surplus will cease and all subsequent distributions of available cash will be made from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and we do not expect to do so in the foreseeable future.

We will distribute available cash from operating surplus as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until the unitholders have received the first target distribution, resulting in $0.605 per unit for the quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received the second target distribution, resulting in a total of $0.696 per unit for that quarter;

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received the third target distribution, resulting in a total of $0.904 per unit for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing the transfer of securities. Until the transfer of a common unit has been registered on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application (i) will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and (ii) may not receive federal income tax information and reports furnished to record holders of common units. We have discretion to withhold consent to transfer.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Mellon Investor Services LLC. Their address is Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture between AmeriGas Partners, L.P. and AmeriGas Finance Corp. and Wachovia Bank, National Association, as trustee. The indenture is a technical document with terms that have a defined meaning. This summary description of the debt securities refers to and includes some of those defined terms, which are capitalized, but does not include all of the definitions of these or describe all of the features of the debt securities and the indenture, some of which you may find relevant. For that reason, we urge you to read the indenture and the prospectus supplement describing the particular terms of the debt securities because they, and not this description, define the rights of the debt security holders. The indenture is filed as an exhibit to this registration statement.

General

The following briefly summarizes the material provisions of the indenture and the debt securities, other than pricing and related terms for a particular issuance which will be described in an accompanying prospectus supplement. Wherever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

A form of each debt security, reflecting the particular terms and provisions of a series of offered debt securities, will be filed with the SEC at the time of the offering and incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Brief Description of the Debt Securities

The debt securities will:

•	be our unsecured general joint and several obligations;

•	rank senior in right of payment to all our subordinated indebtedness;

•	rank equally in right of payment with all our other senior indebtedness;

•	be structurally subordinated to, which means they rank behind, the indebtedness of the operating partnership, including the bank credit facilities and first mortgage notes, and the claims of the preferred stockholders of our consolidated subsidiaries, including our operating subsidiary; and

•	be non-recourse to the property and assets of our general partner, AmeriGas Propane, Inc.

As described in more detail under “Who We Are” and “Risk Factors—Risks Inherent in an Investment in Debt Securities—We are a holding company and have no material operations or assets,” AmeriGas Partners, L.P. is a holding company for its subsidiaries. The partnership has no material operations and no substantial assets other than its consolidated subsidiaries, including the operating subsidiary, AmeriGas Propane, L.P. and AmeriGas Eagle Propane, L.P. Accordingly, the partnership is dependent upon cash distributions from its consolidated subsidiaries, including the operating partnership, to service its debt obligations, including the debt securities.

Because the debt securities will be structurally subordinated to the indebtedness of the operating partnership, debt security holders generally will have no recourse to the operating partnership or any of its subsidiaries or their assets for amounts due under the debt securities. Debt security holders may, however, have indirect recourse to the extent the partnership has rights as a holder of equity interests in the operating partnership and its subsidiaries. In addition, the debt security holders will not have any right to require the operating partnership to make distributions to the partnership.

We will pay principal and interest on the debt securities at our office or agency, which we maintain in New York City. At our option, we may make payments of interest by check mailed to the debt security holders at their respective addresses as set forth in the register of debt securities. All payments with respect to global debt securities, however, will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global debt securities. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for payment purposes.

Information in the Prospectus Supplement

The prospectus supplement for any offered series of debt securities will describe the following terms, as applicable:

•	the title;

•	the total principal amount offered;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	the maturity date or dates;

•	the rate at which the debt security will bear interest, if any, and the interest payment dates;

•	if the debt security is an original issue discount debt security, the yield to maturity;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment dates and any related record dates;

•	any provisions for the payment of additional amounts for taxes;

•	the denominations in which the currency or currency unit of the securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

•	the terms and conditions on which the debt securities may be redeemed at the option of the Issuers;

•	the terms and condition on which the debt securities may be required to be redeemed by the Issuers;

•	any obligation of the Issuers to redeem, purchase or repay the debt securities at the option of a holder upon the happening of an event other than a change of control and certain sales of assets, which are specified in the indenture, and the terms and conditions of redemption, purchase or repayment;

•	the names and duties of any co-trustees, depositaries, authenticating agents, calculation agents, paying agents, transfer agents or registrars for the debt securities;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities; and

•	any other specific terms of the debt securities.

We will issue the debt securities only in registered form. As currently anticipated, debt securities of a series will trade in book-entry form, and global notes will be issued in physical (paper) form, as described below under Book-Entry Procedures and Settlement. Unless otherwise provided in the accompanying prospectus supplement, we will issue debt securities denominated in U.S. Dollars and only in denominations of $1,000 and integral multiples thereof.

Offers to Purchase; Repurchase at the Option of the Debt Security Holders

We may be required to offer to purchase the debt securities if there is a change in control of, or certain asset sales by, the partnership.

Change of Control Offer: The indenture defines the term “change of control.” Upon the occurrence of a change of control, each debt security holder will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s debt securities pursuant to a change of control offer on the terms set forth in the indenture. In a change of control offer, we will offer a change of control payment in cash equal to 101% of the aggregate principal amount of the debt securities or portion of debt securities validly tendered for payment, plus accrued and unpaid interest to the date of purchase. Generally, a change of control would occur when:

•	There is a sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership or the operating partnership to any entity other than UGI Corporation, our indirect parent, which is a public company, and its subsidiaries, or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of such entity’s voting stock. In this regard, the meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. Therefore, in some transactions it may be unclear whether a change of control has occurred;

•	There is a merger or consolidation of the partnership or the operating partnership, or a successor to either entity, with any entity other than UGI Corporation and its subsidiaries or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of that entity’s voting stock;

•	There is a liquidation or dissolution of the partnership or AmeriGas Propane, Inc., our general partner, or a successor to the general partner; or

•	There is any transaction or series of transactions that results in UGI Corporation and its subsidiaries beneficially owning in the aggregate, directly or indirectly, less than 51% of the voting stock of our general partner, or a successor to the general partner.

Within 30 days following any change of control, we will mail a notice to each debt security holder stating that, among other things, a change of control offer is being made, that all debt securities tendered will be accepted for payment and that any note not tendered will continue to accrue interest and we will identify the amount of the change of control payment and the change of control payment date for the debt securities. The notice will also include directions for debt security holders who elect to have their debt securities purchased in the change of control offer.

Debt security holders will be entitled to withdraw any election to have their debt securities purchased if the paying agent receives timely and proper notice of such withdrawal. The notice from the partnership to debt security holders will describe the requirements for the notice from the debt security holders to the paying agent.

We will comply with the requirements of Rule 14e-l under the Exchange Act and any other relevant securities laws applicable to the repurchase of debt securities in connection with a change of control.

On the change of control payment date, we will, to the extent lawful, accept for payment notes or portions of debt securities tendered in accordance with the change of control offer; deposit an amount equal to the change of control payment for the debt securities with the paying agent in respect of all debt securities or portions of debt securities properly tendered; and deliver or cause to be delivered to the trustee the debt securities so accepted together with an officers’ certificate stating the aggregate amount of the debt securities or portions of debt securities tendered to us.

The paying agent will promptly mail the change of control payment to each debt security holder. The trustee will promptly authenticate and mail to each debt security holder a new debt security equal in principal amount to any unpurchased portion of the debt securities surrendered. However, each new debt security will be in a principal amount of $1,000 or an integral multiple of the minimum denomination of the debt securities. We will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

We may not be able to purchase the debt securities upon a change of control because the holders of our existing outstanding debt securities in the aggregate principal amount of $420 million and of our operating partnership’s first mortgage notes in the aggregate principal amount of $486.3 million as of June 30, 2003 also will have a purchase right upon a change of control. The triggering of the purchase right will not constitute an event of default under the indenture.

In addition, we may be unable to pay the change of control payment because the agreements governing the first mortgage notes restrict our ability to redeem or repurchase the debt securities out of distributions from the operating partnership; the agreements governing the first mortgage notes and the bank credit facilities limit the operating partnership’s ability to make distributions to the partnership; and we may not have sufficient immediate financial resources to pay cash to the holders of debt securities upon a repurchase.

The failure of the partnership to repurchase the debt securities upon a change of control offer would constitute an immediate Event of Default under the indenture.

The failure of UGI Corporation to own directly or indirectly 100% of the general partnership interests in the operating partnership and at least a 30% ownership in the operating partnership would constitute an event of default under the bank credit facilities. The failure of the general partner to own directly or indirectly at least 30% of our partnership interests and the partnership interests of our operating partnership and to be a wholly-owned subsidiary of UGI Corporation, our sole general partner and the sole general partner of our operating partnership would constitute an event of default under the agreements for the first mortgage notes. Upon such an event of default, the banks under the bank credit facilities and the holders of the first mortgage notes may accelerate repayment of the indebtedness owed to them. An acceleration of the indebtedness under the bank credit facilities or the first mortgage notes agreements would result in a default under our indenture as long as the aggregate amount of such indebtedness is $10 million or more. We and our operating partnership are not likely to be able to repay simultaneously all of our indebtedness upon a change of control and acceleration of our debt.

Asset Sales: The indenture defines the term “Asset Sale” and provides that the partnership and, in certain circumstances, its subsidiaries that are Restricted Subsidiaries, meaning they are not “Unrestricted Subsidiaries,” must comply with restrictions applicable to an Asset Sale. Briefly, an Unrestricted Subsidiary has no indebtedness or any other obligation that, directly or indirectly, is guaranteed by or obligates in any way the partnership. An Asset Sale would include either of the following, whether in a single transaction or a series of related transactions:

•	The sale, lease, conveyance or other disposition of any assets other than sales of inventory in the ordinary course of business and consistent with past practice; or

•	The issuance or sale of capital stock of any subsidiary that is not an Unrestricted Subsidiary.

The indenture provides that some transactions are not considered Asset Sales, including any transfer of assets or capital stock by the partnership or any of its Restricted Subsidiaries to the operating partnership or a wholly owned subsidiary of the partnership, any transfer of assets or capital stock by the partnership or any of its Restricted Subsidiaries to any entity in exchange for other assets used in a permitted line of business and having a fair market value, as determined in good faith by our general partner, not less than that of the assets so transferred, and any transfer of assets in accordance with Permitted Investments as defined in the indenture. Furthermore, the sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership would not be treated as an Asset Sale, but rather as a change of control or as if the partnership merged with another entity.

The partnership and its Restricted Subsidiaries may complete an Asset Sale if the partnership or its Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by the AmeriGas Propane, Inc., our general partner, of the assets sold or otherwise disposed of, and at least 80% of the consideration received by the partnership or the Restricted Subsidiary is in the form of cash. For purposes of determining the amount of cash received in an Asset Sale, the following will be deemed to be cash:

•	The amount of any liabilities on the partnership’s or any Restricted Subsidiary’s balance sheet that are assumed by the transferee of the assets; and

•	The amount of any debt securities or other obligations received by the partnership or the Restricted Subsidiary from the transferee that is immediately converted by the partnership or the Restricted Subsidiary into cash, to the extent of the cash received.

Furthermore, the 80% limitation will not apply to any Asset Sale in which the cash portion of the consideration received is equal to or greater than the after-tax proceeds would have been had the Asset Sale complied with the 80% limitation.

If the partnership or any of its Restricted Subsidiaries receives Net Proceeds exceeding $10 million from one or more Asset Sales in any fiscal year, then within 360 days after the date the aggregate amount of Net Proceeds exceeds that amount, the partnership must apply the amount exceeding $10 million to reduce Indebtedness of a Restricted Subsidiary, with a permanent reduction of availability in the case of revolving Indebtedness, or make an investment in assets in the same line of business as that of the partnership on April 19, 1995. Any Net Proceeds that are not applied or invested in either of these ways will be considered “Excess Proceeds.”

Pending the final application of any Net Proceeds, the partnership or any Restricted Subsidiary may temporarily reduce borrowings under the acquisition facility of the operating partnership’s bank credit facilities, or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

When the aggregate amount of Excess Proceeds exceeds $5 million, we will make an offer to all debt security holders to purchase for cash that number of debt securities that may be purchased out of the Excess Proceeds at a purchase price equal to 100% of the principal amount of the note plus accrued and unpaid interest to the date of purchase. We will follow the procedures set forth in the indenture and we will comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable securities laws.

To the extent that the aggregate amount of debt securities tendered in response to our purchase offer is less than the Excess Proceeds, the partnership or any Restricted

Subsidiary may use such deficiency for general business purposes. If the aggregate principal amount of debt securities surrendered by their holders exceeds the amount of Excess Proceeds, the trustee shall select the debt securities to be purchased on a pro rata basis. Notwithstanding the foregoing, if we make this purchase offer at any time when we have securities outstanding ranking equally in right of payment with the debt securities and the terms of those securities provide that a similar offer must be made with respect to those other securities, then our offer to purchase the debt securities will be made concurrently with the other offers, and securities of each issue will be accepted on a pro rata basis in proportion to the aggregate principal amount of securities of each issue which their holders elect to have purchased. Upon completion of the offer to the debt security holders, the amount of Excess Proceeds will be reset at zero.

Selection and Notice of Redemption: If less than all the debt securities are to be redeemed at any time, the trustee will select the debt securities to be redeemed among the holders of debt securities pro rata, by lot or in accordance with a method which the trustee considers to be fair and appropriate. The trustee must choose in a manner that complies with any legal and stock exchange requirements. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of that note upon surrender and cancellation of the original note. On and after the redemption date, interest ceases to accrue on debt securities or portions of debt securities called for redemption.

Covenants

The indenture requires us to comply with a number of covenants, including those summarized below.

Limitation on Additional Indebtedness: The partnership and its Restricted Subsidiaries may only incur more debt under certain circumstances. The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment, in each case, to “incur,” any Indebtedness, unless at the time of the incurrence and after giving pro forma effect to the receipt and application of the proceeds of the Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the partnership would be greater than 2.00 to 1.

In addition to any Indebtedness that may be incurred as set forth above, the partnership and its Restricted Subsidiaries may incur “Permitted Indebtedness.” The term Permitted Indebtedness is defined in the indenture and includes:

•	Indebtedness evidenced by the 8 7/8% Senior Notes, and the 10% senior notes;

•	Indebtedness outstanding on the applicable issue date of a series of debt securities;

•	Indebtedness of the operating partnership evidenced by the first mortgage notes; provided that the aggregate principal amount, exclusive of any unamortized premium, of this Indebtedness outstanding at any time may not exceed $518 million;

•	Indebtedness of the partnership or a Restricted Subsidiary incurred for the making of expenditures for the improvement or repair, to the extent the improvements or repairs may be capitalized in accordance with generally accepted accounting principles (“GAAP”), or additions, including by way of acquisitions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries, including, without limitation, Indebtedness incurred under the acquisition facility, or incurred by assumption in connection with additions, including additions by way of acquisitions or capital contributions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $75 million;

•	Indebtedness of the partnership or a Restricted Subsidiary incurred for any purpose permitted under the revolving credit facility of the operating partnership’s bank credit facilities, provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed an amount equal to the greater of $175 million or the Consolidated Borrowing Base Amount; and provided, further, that the outstanding balance of this Indebtedness may not exceed 50% of such greater amount for 30 consecutive days during each fiscal year;

•	Indebtedness of the partnership owed to our general partner or an affiliate of our general partner that is unsecured and that is subordinated in right of payment to the debt securities; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $50 million;

•	Indebtedness of the partnership or a Restricted Subsidiary for the purpose of the payment of certain liabilities of Petrolane, Incorporated, a subsidiary of our general partner; provided that the aggregate amount of such Indebtedness outstanding at any time may not exceed $30 million;

•	Indebtedness owed by the partnership or any Restricted Subsidiary to the operating partnership or a wholly owned subsidiary of the partnership;

•	Indebtedness under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or similar arrangement designed to protect the partnership or any Restricted Subsidiary from fluctuations in interest rates;

•	Permitted Refinancing Indebtedness;

•	The incurrence by the partnership or a Restricted Subsidiary of Indebtedness owing directly to its insurance carriers, without duplication, in connection with the partnership’s, its subsidiaries’ or its Affiliates’ self-insurance programs or other similar forms of retained insurable risks for their respective businesses, consisting of reinsurance agreements and indemnification agreements, and guarantees of the foregoing, secured by letters of credit; provided that any Consolidated Fixed Charges associated with the Indebtedness evidenced by the reinsurance agreements, indemnification agreements, guarantees and letters of credit will be included, without duplication, in any determination of the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant in the indenture entitled “Limitation on Additional Indebtedness;”

•	Indebtedness of the partnership and its Restricted Subsidiaries in respect of Capital Leases, meaning, generally, any lease of any property which would be required to be classified and accounted for as a capital lease on a balance sheet of the lessor; provided that the aggregate amount of the Indebtedness outstanding at any time may not exceed $10 million;

•	Indebtedness of the partnership and its Restricted Subsidiaries represented by letters of credit supporting obligations under workmen’s compensation laws, obligations to suppliers of propane (provided that the aggregate amount of this Indebtedness outstanding at any time may not exceed $15 million) and the repayment of Permitted Indebtedness; or

•	Surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the partnership or any of its subsidiaries or in connection with judgments that do not result in a “Default” or “Event of Default.” The terms “Default” or “Event of Default” are defined in the indenture and summarized below under the caption “Events of defaults and remedies.”

Limitation on Restricted Payments: The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make a Restricted Payment, that is, to:

•	Declare or pay any dividend or any other distribution or payment on or with respect to capital stock of the partnership or any of its Restricted Subsidiaries or any payment made to the direct or indirect holders, in their capacities as such, of capital stock of the partnership or any of its Restricted Subsidiaries other than dividends or distributions payable solely in capital stock of the partnership, other than redeemable capital stock, or in options, warrants or other rights to purchase capital stock of the partnership, other than redeemable capital stock; declare or pay a dividend or other distribution to the extent declared or paid to the partnership or any Restricted Subsidiary of the partnership; or declare or pay a dividend or other distribution by any Restricted Subsidiary of the partnership to all holders of capital stock of that Restricted Subsidiary on a pro rata basis, including, in the case of the operating partnership, to its general partner;

•	Purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the partnership or any of its Restricted Subsidiaries, other than any capital stock owned by a wholly owned Restricted Subsidiary of the partnership;

•	Make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other stated maturity, any subordinated indebtedness, other than any such Indebtedness owned by the partnership or a wholly owned Restricted Subsidiary of the partnership; or

•	Make any investment, other than a Permitted Investment, in any entity, unless, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing, and the Restricted Payment, together with the aggregate of all other Restricted Payments made by the partnership and its Restricted Subsidiaries during the fiscal quarter during which the Restricted Payment is made, will not exceed:

•	if the Consolidated Fixed Charge Coverage Ratio of the partnership is greater than 1.75 to 1, an amount equal to Available Cash as of the end of the immediately preceding fiscal quarter; or

•	if the Consolidated Fixed Charge Coverage Ratio of the partnership is equal to or less than 1.75 to 1, an amount equal to the sum of $24 million, less the aggregate amount of all Restricted Payments made by the partnership and its Restricted Subsidiaries in accordance with this clause during the period ending on the last day of the fiscal quarter of the partnership immediately preceding the date of the Restricted Payment and beginning on the first day of the sixteenth full fiscal quarter immediately preceding the date of the Restricted Payment plus the aggregate net cash proceeds of any substantially concurrent capital contribution to the partnership from any Person other than a Restricted Subsidiary of the partnership, or issuance and sale of shares of Capital Stock, other than redeemable capital stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership.

The Restricted Payment may be made in assets other than cash, in which case the amount will be the fair market value, as determined in good faith by the general partner on the date of the Restricted Payment of the assets proposed to be transferred.

The above provisions will not prohibit:

•	The payment of any dividend or distribution within 60 days after the date of its declaration if, at the date of declaration, the payment would be permitted as summarized above;

•	The redemption, repurchase or other acquisition or retirement of any shares of any class of capital stock of the partnership or any Restricted Subsidiary of the partnership in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of other capital stock, other than redeemable capital stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash; or

•	Any redemption, repurchase or other acquisition or retirement of subordinated indebtedness in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of capital stock, other than redeemable capital stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership, or indebtedness of the partnership issued to any entity other than a Restricted Subsidiary or the partnership, so long as the indebtedness is Permitted Refinancing Indebtedness; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash.

In computing the amount of Restricted Payments previously made for purposes of the Restricted Payments test above, Restricted Payments made under the first point above will be included and Restricted Payments made under the second and third points above shall not be so included.

Limitation on Liens: The partnership will not, and will not permit any of its Restricted Subsidiaries to create, incur or assume any liens or other encumbrance, unless the lien is a Permitted Lien. The term “Permitted Liens” is defined in the indenture.

Limitation on Transactions with Affiliates: The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions, including the sale, transfer, disposition, purchase, exchange or lease of assets, property or services, other than as provided for in our partnership agreement or in the operating partnership’s partnership agreement and the other agreements entered into between the partnership or the operating partnership and any of their affiliates, with, or for the benefit of any affiliates of the partnership unless:

•	The transaction or series of related transactions are between the partnership and its wholly owned Restricted Subsidiaries or between two wholly owned Restricted Subsidiaries; or

•	The transaction or series of related transactions are on terms that are no less favorable to the partnership or the Restricted Subsidiary, as the case may be, than those which would have been obtained in a comparable transaction at such time from an entity that is not an affiliate of the partnership or Restricted Subsidiary, and, with respect to transaction(s) involving aggregate payments or value equal to or greater than $15 million, the partnership shall have delivered an officers’ certificate to the trustee certifying that the transaction(s) is on terms that are no less favorable to the partnership or the Restricted Subsidiary than those which would have been obtained from an entity that is not an affiliate of the partnership or Restricted Subsidiary and has been approved by a majority of the board of directors of our general partner, including a majority of the disinterested directors.

However, the covenant limiting transactions with affiliates will not restrict the partnership, any Restricted Subsidiary or the general partner from entering into any employment agreement, stock option agreement, restricted stock agreement or similar agreement in the ordinary course of business; transactions permitted by the provisions of the indenture described under the covenant “Restricted Payments”; and transactions in the ordinary course of business in connection with reinsuring the self-insurance programs or other similar forms of retained insurable risks of the retail propane business operated by the partnership, its subsidiaries and affiliates.

Limitation on Dividends and Other Payment Restrictions Affecting the Subsidiaries: The partnership will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

•	Pay dividends, in cash or otherwise, or make any other distributions on or with respect to its capital stock or any other interest or participation in, or measured by, its profits;

•	Pay any indebtedness owed to the partnership or any other Restricted Subsidiary;

•	Make loans or advances to, or any investment in, the partnership or any other Restricted Subsidiary;

•	Transfer any of its properties or assets to the partnership or any other Restricted Subsidiary; or

•	Guarantee any Indebtedness of the partnership or any other Restricted Subsidiary.

Collectively, these restrictions are called the “Payment Restrictions.” However, some encumbrances or restrictions are permissible, including those existing under or by reason of:

•	Applicable law;

•	Any agreement in effect at or entered into on the applicable issue date of a series of debt securities, including the first mortgage notes outstanding and the bank credit facilities in effect on such date, or any agreement relating to any Permitted Indebtedness; provided, however, that the encumbrances and restrictions contained in the agreements governing the Permitted Indebtedness are no more restrictive with respect to the payment restrictions than those set forth in the agreements governing the first mortgage notes and the bank credit facilities as in effect on the applicable issue date of a series of debt securities;

•	Customary non-assignment provisions of any contract or any lease governing a leasehold interest of the partnership or any Restricted Subsidiary;

•	Certain purchase money obligations for property acquired in the ordinary course of business;

•	Any agreement of an entity (or any it its Restricted Subsidiaries) acquired by the partnership or any Restricted Subsidiary, in existence at the time of the acquisition but not created in contemplation of the acquisition, which encumbrance or restriction is not applicable to any third party other than the entity; or

•	Provisions contained instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor of the Indebtedness unless the transferee shall assume the obligations of the obligor under the agreement or instrument.

Limitation on Sale and Leaseback Transactions: The partnership will not, and will not permit any of its Restricted Subsidiaries to, enter into any “Sale and Leaseback Transaction” with respect to their properties. The term “Sale and Leaseback Transaction” is defined in the indenture and, generally, means any arrangement (other than between the partnership and a wholly owned Restricted Subsidiary or between wholly owned Restricted Subsidiaries) whereby property has been or will be disposed of by a transferor to another entity with the intent of taking back a lease on the property pursuant to which the rental payments are calculated to amortize the purchase price of the property over its life.

The partnership and its Restricted Subsidiaries may, however, enter into a Sale and Leaseback transaction with respect to property acquired or constructed after April 19, 1995; provided that the partnership or the Restricted Subsidiary would be permitted under the indenture to incur indebtedness secured by a lien on the property in an amount equal to the Attributable Debt with respect to the Sale and Leaseback transaction; or the lease in the Sale and Leaseback transaction is for a term not in excess of the lesser of three years or 60% of the remaining useful life of such property.

Limitations on AmeriGas Finance Corp.: In addition to the restrictions set forth under “Limitation on Additional Indebtedness” above, AmeriGas Finance Corp. or substitute obligor may not incur any Indebtedness unless the partnership is a co-obligor or guarantor of the Indebtedness; or the net proceeds of the Indebtedness are either lent to the partnership, used to acquire outstanding notes issued by the partnership, or used, directly or indirectly, to refinance or discharge indebtedness permitted under the limitation of this paragraph.

AmeriGas Finance Corp. may not engage in any business not related, directly or indirectly, to obtaining money or arranging financing for the partnership.

Merger, Consolidation or Sale of Assets

The indenture provides that the partnership may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity unless:

•	The partnership is the surviving entity or the entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•	The entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made assumes all the obligations of the partnership in accordance with a supplemental indenture in a form reasonably satisfactory to the trustee, under the debt securities and the indenture;

•	Immediately after the transaction no Default or Event of Default exists; and

•	The entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made will immediately have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the partnership immediately preceding the transaction; and, at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio described in the indenture covenant entitled “Limitation on Additional Indebtedness.”

The indenture also provides that AmeriGas Finance Corp. may not consolidate or merge with or into, whether or not it is the surviving entity, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity except under conditions similar to those described in the paragraph above.

Line of Business

The partnership and its Restricted Subsidiaries will not materially and substantially engage in any business other than the business in which the partnership and its Restricted Subsidiaries were engaged on the applicable issue date of a series of debt securities.

Reports to Debt Security Holders

Whether or not required by the rules and regulations of the SEC, so long as any debt securities are outstanding, we will furnish to the debt security holders all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on that information by our certified independent accountants. In addition, we will furnish to such debt security holders all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. Finally, whether or not required by the rules and regulations of the SEC, we will file a copy of all the information described in the preceding sentences with the SEC unless the SEC will not accept the filing. We will also make the information available to investors who request it in writing. Currently, we are required to and do file quarterly and annual reports on Forms 10-Q and 10-K.

Events of Default and Remedies

The indenture describes in detail the occurrences that would constitute an “Event of Default” of a particular series of debt securities. Such occurrences include the following:

•	Default in the payment of the principal of or premium, if any, on any debt securities of that series when the same becomes due and payable, upon stated maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise;

•	Default in the payment of an installment of interest on any debt securities of that series, when the same becomes due and payable, which default continues for a period of 30 days;

•	Failure to perform or observe any other term, covenant or agreement contained in the debt securities of that series or the indenture, other than a default specified in either of the two clauses above, and the default continues for a period of 45 days after written notice of the default requiring us to remedy the same shall have been given to the partnership by the trustee or to us and the trustee by holders of 25% in aggregate principal amount of the debt securities of that series then outstanding of the one or more applicable series;

•	Default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of indebtedness under which the partnership or any Restricted Subsidiary of the partnership then has outstanding indebtedness, if the default:

•	is caused by a failure to pay principal with respect to indebtedness of a Restricted Subsidiary at its stated maturity or within the applicable grace period, if any, provided with respect to the indebtedness; or principal, premium or interest with respect to indebtedness of the partnership within the applicable grace period, if any, provided in the indebtedness, which, collectively, is a “Payment Default;” or

•	results in the acceleration of the indebtedness prior to its stated maturity and, in each case, the principal amount of the indebtedness, together with the principal amount of any other indebtedness under which there has been a payment default or the maturity of which has been so accelerated, amounts to $10 million or more;

•	A final judgment or judgments, which is or are non-appealable and nonreviewable or which has or have not been stayed pending appeal or review or as to which all rights to appeal or review have expired or been exhausted, shall be rendered against the partnership, any Restricted Subsidiary, the general partner, or any significant subsidiary, as that term is defined in Rule 1.02(v) of Regulation S-X under the Securities Act, provided such judgment or judgments requires or require the payment of money in excess of $10 million in the aggregate and is not covered by insurance or discharged or stayed pending appeal or review within 60 days after entry of such judgment. In the event of a stay, the judgment shall not be discharged within 30 days after the stay expires;

•	Certain events of bankruptcy, insolvency or reorganization with respect to us or any of our respective significant subsidiaries has occurred. If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% of principal amount of the applicable series of debt securities then outstanding may declare all the debt securities of that series to be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the partnership or AmeriGas Finance Corp., any significant subsidiary or any group of subsidiaries that, taken together, would constitute a significant subsidiary, all debt securities of all outstanding series will become due and payable immediately without further action or notice. Debt security holders may not enforce the indenture or the debt securities except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of then-outstanding debt securities of a series may direct the trustee in its exercise of any trust or power. The trustee may withhold from debt security holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if the trustee determines in good faith that withholding notice is in their interest. If any Event of Default occurs because we or those acting on our behalf willfully intended to avoid payment of the premium that we would have to pay if we then elected to redeem the debt securities under the optional redemption provisions of the indenture governing the debt securities, then an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the debt securities. The holders of a majority in aggregate principal amount of a series of debt securities issued under the indenture and then outstanding by notice to the trustee for those debt securities may waive any existing Default or Event of Default for all debt security holders of that series and its consequences under the indenture, except a continuing Default or Event of Default in the payment of any principal of, premium, if any, or interest on the debt securities. We are required to deliver to the trustee annually a statement regarding compliance with the indenture. In addition, upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Limited Partners, Directors, Officers, Employees and Unitholders

No limited partner of the partnership or director, officer, employee, incorporator or stockholder of our general partner or AmeriGas Finance Corp., as such, shall have any liability for any of our obligations under the debt securities or the indenture or any claim based on, in respect of, or by reason of these obligations. Each debt security holder, by accepting a debt security, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Non-Recourse

Our obligations under the indenture are non-recourse to our general partner and the operating partnership, and their respective affiliates, other than ourselves, and are payable only out of our cash flow and assets. The trustee has, and each holder of a note, by accepting a debt security, is deemed to have, agreed in the indenture that our general partner, the operating partnership and their affiliates will not be liable for any of our obligations under the indenture or the debt securities.

Defeasance and Covenant Defeasance

We may, at the option of the board of directors of our general partner, on our behalf, and the board of directors of AmeriGas Finance Corp. and at any time, elect to have all of our obligations discharged with respect to outstanding debt securities. This is known as “defeasance.” However, under defeasance we cannot discharge:

•	the rights of holders of outstanding debt securities to receive payments with respect to any principal, premium, and interest on the debt securities when the payments are due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of debt securities or mutilated, destroyed, lost or stolen debt securities;

•	our obligation to maintain an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

•	the defeasance and covenant defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture. This is called “covenant defeasance.” After our obligations have been released in this manner, any failure to comply with these obligations will not constitute a Default or Event of Default with respect to the debt securities. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, reorganization and insolvency, described in the indenture and summarized in this prospectus under the caption “Events of Default” will no longer constitute an Event of Default with respect to the debt securities.

In order to exercise either defeasance or covenant defeasance, we must irrevocably deposit with the trustee, in trust, for the benefit of the debt security holders, cash in U.S. dollars, non-callable U.S. government securities, or a combination thereof, in amounts sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, any premium and interest on the outstanding debt securities on the stated maturity date or on the applicable redemption date.

In addition, we will be required to deliver to the trustee an opinion of counsel stating that after the 91st day following the deposit the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and that all conditions precedent provided for or relating to defeasance or covenant defeasance have been complied with, and confirming other matters. Furthermore, in the case of a defeasance, the opinion must confirm that we have received from, or there shall have been published by, the IRS a ruling, or since the date of the indenture, there shall have been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon, the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred. In the case of covenant defeasance, the opinion must confirm that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred.

Finally, to exercise either defeasance or covenant defeasance, we must have delivered to the trustee an officers’ certificate stating that we did not make the deposit with the intent of preferring the holders of debt securities over our other creditors or with the intent of defeating, hindering, delaying or defrauding our other creditors.

We may not exercise either defeasance or covenant defeasance if an Event of Default has occurred and is continuing on the date of the deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit. In addition, we may not exercise either defeasance or covenant defeasance if such defeasance or covenant defeasance will result in a breach, violation or constitute a default under any material agreement or instrument, other than the indenture, to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound.

Modification of the Indenture

Under the indenture, we and the Trustee can enter into supplemental indentures to establish the form and terms of any new series of debt securities without obtaining the consent of any holder of debt securities.

We and the Trustee may, with the consent of the holders of at least a majority in aggregate principal amount of all outstanding debt securities, voting as a class, modify the applicable indenture or the rights of the holders of the securities.

No such modification may, without the consent of each holder affected,

•	extend the fixed maturity of any such debt securities;

•	reduce the rate or change the time of payment of interest on such debt securities;

•	reduce the principal amount of such debt securities or the premium, if any, on such debt securities;

•	change any obligation of ours to pay additional amounts;

•	reduce the amount of the principal payable on acceleration of any securities issued originally at a discount;

•	adversely affect the right of repayment or repurchase at the option of the debt security holder;

•	reduce or postpone any sinking fund or similar provision;

•	change the currency or currency unit in which any such debt securities are payable or the right of selection thereof;

•	impair the right to sue for the enforcement of any such payment on or after the maturity of such debt securities;

•	reduce the percentage of securities referred to above whose holders need to consent to the modification or a waiver without the consent of such debt security holders; or

•	change any obligation of ours to maintain an office or agency.

The Trustee

Should the trustee, Wachovia Bank, National Association, become our creditor, the indenture contains certain limitations on the trustee’s rights to obtain payment of claims or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign.

The holders of a majority in principal amount of the then-outstanding debt securities of the applicable series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an uncured Event of Default occurs, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any debt security holder, unless the debt security holder offers to the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture and in the summary of the debt securities set forth above. These defined terms frequently refer to other defined terms and include details that explain the terms of the indenture with greater precision than the summary section above does. We have not, however, included in this glossary all of the defined terms that are included in the indenture. We urge you to read the indenture and the form of note because they, not this summary description, define the rights of the debt security holders and include all the details about the debt securities.

“Asset Acquisition” means:

•	an Investment by the partnership or any Restricted Subsidiary of the partnership in any other Person pursuant to which the Person shall become a Restricted Subsidiary of the partnership, or shall be merged with or into the partnership or any Restricted Subsidiary of the partnership;

•	the acquisition by the partnership or any Restricted Subsidiary of the partnership of the assets of any Person, other than a Restricted Subsidiary of the partnership, which constitute all or substantially all of the assets of such Person; or

•	the acquisition by the partnership or any Restricted Subsidiary of the partnership of any division or line of business of any Person, other than a Restricted Subsidiary of the partnership.

“Attributable Debt” means, with respect to any Sale and Leaseback Transactions not involving a Capital Lease, as of any date of determination, the total obligation, discounted to present value at the rate of interest implicit in the lease included in the transaction, of the lessee for rental payments during the remaining portion of the term of the lease, including extensions which are at the sole option of the lessor, of the lease included in the transaction. For purposes of this definition, the rental payments shall not include amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the rental obligation shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” as to any quarter means:

•	the sum of:

•	all cash of the partnership, the operating partnership and any subsidiaries thereof, treated as a single consolidated entity (together, the “partnership group”), on hand at the end of the quarter; and

•	all additional cash of the partnership group on hand on the date of determination of Available Cash with respect to the quarter resulting from borrowings subsequent to the end of the quarter;

•	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of the business of the partnership group, including reserves for future capital expenditures, subsequent to the quarter;

•	provide funds for distributions under Section 5.3(a), (b) and (c) or 5.4(a) of our partnership agreement in respect of any one or more of the next four quarters; or

•	comply with applicable law or any debt instrument or other agreement or obligation to which any member of the partnership group is a party or its assets are subject.

Provided, however, that Available Cash attributable to any Restricted Subsidiary of the partnership will be excluded to the extent dividends or distributions of Available Cash by the Restricted Subsidiary are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation.

“Consolidated Borrowing Base Amount” means an amount equal to the sum of:

•	70% of the face amount of Eligible Accounts Receivable of the partnership and its Restricted Subsidiaries; and

•	70% of the book value, calculated on a first-in, first-out basis, of the consolidated Inventory of the partnership and its Restricted Subsidiaries, in each case as determined in accordance with GAAP. To the extent that information is not available as to the amount of Eligible Accounts Receivable or Inventory as of a specific date, the partnership may utilize the most recent available information for purposes of calculating the Consolidated Borrowing Base Amount.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries, for any period, the sum of, without duplication, the amounts for the period, taken as single accounting, of:

•	Consolidated Net Income;

•	Consolidated Non-cash Charges;

•	Consolidated Interest Expense; and

•	Consolidated Income Tax Expense.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to the partnership and its Restricted Subsidiaries, the ratio of:

•	the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Person for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Four Quarter Period”); to

•	the aggregate amount of Consolidated Fixed Charges of the Person for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of the calculation to, without duplication:

•	the incurrence or repayment of any indebtedness, other than revolving credit borrowings, of the partnership or any of its Restricted Subsidiaries (and in the case of any incurrence, the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the incurrence of the indebtedness giving rise to the need to make the calculation (and the application of the net proceeds thereof), as if the incurrence (and application) occurred on the first day of the Reference Period; and

•	any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make the calculation as a result of the partnership or one of its Restricted Subsidiaries, including any person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if the Asset Sale or Asset Acquisition occurred on the first day of the Reference Period; provided, however, that:

•	Consolidated Fixed Charges will be reduced by amounts attributable to businesses or assets that are so disposed of or discontinued only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to the Consolidated Fixed Charges subsequent to the date of determination of the Consolidated Fixed Charge Coverage Ratio; and

•	Consolidated Cash Flow Available for Fixed Charges generated by an acquired business or asset shall be determined by the actual gross profit, which is equal to revenues minus cost of goods sold, of the acquired business or asset during the immediately preceding four full fiscal quarters in the Reference Period, minus the pro forma expenses that would have been incurred by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset during the period computed on the basis of personnel expenses for employees retained or to be retained by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset and non-personnel costs and expenses incurred by the partnership and its Restricted Subsidiaries in the operation of the partnership’s business at similarly situated facilities.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated Fixed Charge Coverage Ratio”:

•	interest on outstanding indebtedness, other than indebtedness referred to in the point below, determined on a fluctuating basis as of the last day of the Four Quarter Period and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such indebtedness in effect on that date;

•	only actual interest payments associated with indebtedness incurred in accordance with the fifth and seventh clauses of the definition of Permitted Indebtedness and all Permitted Refinancing Indebtedness in respect thereof, during the Four Quarter Period shall be included in the calculation; and

•	if interest on any indebtedness actually incurred on the date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the last day of the Four Quarter Period will be deemed to have been in effect during the period. “Consolidated Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the sum of, without duplication:

•	the amounts for such period of Consolidated Interest Expense; and

•	the product of:

•	the aggregate amount of dividends and other distributions paid or accrued during the period in respect of preferred stock and redeemable capital stock of the partnership and its Restricted Subsidiaries on a consolidated basis; and

•	a fraction, the numerator of which is one and the denominator of which is one less the then applicable current combined federal, state and local statutory tax rate, expressed as a percentage.

“Consolidated Income Tax Expense” means, with respect to the partnership and its Restricted Subsidiaries for any period, the provision for federal, state, local and foreign income taxes of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the partnership and its Restricted Subsidiaries, for any period, without duplication, the sum of:

•	the interest expense of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

•	any amortization of debt discount;

•	the net cost under Interest Rate Agreements;

•	the interest portion of any deferred payment obligation;

•	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; and

•	all accrued interest for all instruments evidencing Indebtedness; and

•	the interest component of Capital Leases paid or accrued or scheduled to be paid or accrued by the partnership and its Restricted Subsidiaries during the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means the net income of the partnership and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP and as adjusted to exclude:

•	net after-tax extraordinary gains or losses;

•	net after-tax gains or losses attributable to Asset Sales;

•	the net income or loss of any Person which is not a Restricted Subsidiary and which is accounted for by the equity method of accounting, provided that Consolidated Net Income shall include the amount of dividends or distributions actually paid to the partnership or any Restricted Subsidiary;

•	the net income or loss prior to the date of acquisition of any Person combined with the partnership or any Restricted Subsidiary in a pooling of interest;

•	the net income of any Restricted Subsidiary to the extent that dividends or distributions of that net income are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation; and

•	the cumulative effect of any changes in accounting principles.

“Consolidated Net Worth” means, with respect to the partnership and its Restricted Subsidiaries at any date, the consolidated stockholders’ equity or partners’ capital of the Person less the amount of the stockholders’ equity or partners’ capital attributable to redeemable capital stock of the partnership and its Restricted Subsidiaries, as determined in accordance with GAAP.

“Consolidated Non-Cash Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the aggregate depreciation, amortization and any other non-cash charges resulting from writedowns of non-current assets, in each case which reduces the Consolidated Net Income of the partnership and its Restricted Subsidiaries for the period, as determined on a consolidated basis in accordance with GAAP.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designation Amount” means, with respect to the designation of a Restricted Subsidiary or a newly acquired or formed subsidiary as an Unrestricted Subsidiary, an amount equal to the sum of:

•	the net book value of all assets of the subsidiary at the time of the designation in the case of a Restricted Subsidiary; and

•	the cost of acquisition or formation in the case of a newly acquired or formed subsidiary.

“Indebtedness” means, as applied to any person, without duplication:

•	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument or letter of credit, or reimbursement agreements in respect thereof, which the Person has, directly or indirectly, created, incurred or assumed;

•	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument secured by any lien in respect of property owned by the person, whether or not the person has assumed or become liable for the payment of the indebtedness; provided that the amount of the indebtedness, if the person has not assumed the same or become liable therefor, shall in no event be deemed to be greater than the fair market value from time to time, as determined in good faith by the person of the property subject to the lien;

•	any indebtedness, whether or not for borrowed money, excluding trade payables and accrued expenses arising in the ordinary course of business, with respect to which the person has become directly or indirectly liable and which represents the deferred purchase price, or a portion thereof, or has been incurred to finance the purchase price, or a portion thereof, of any property or service or business acquired by the person, whether by purchase, consolidation, merger or otherwise;

•	the principal component of any obligations under Capital Leases to the extent the obligations would, in accordance with GAAP, appear on the balance sheet of the person;

•	all Attributable Debt of the person in respect of Sale and Leaseback Transactions not involving a Capital Lease; any indebtedness of the character referred to in the first five points of this definition deemed to be extinguished under GAAP but for which the person remains legally liable;

•	any indebtedness of any other Person of the character referred to in the first six points of this definition with respect to which the person whose indebtedness is being determined has become liable by way of a guaranty;

•	all redeemable capital stock of the person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

•	any preferred stock of any subsidiary of the person valued at the liquidation preference thereof or any mandatory redemption payment obligations in respect thereof plus, in either case, accrued dividends thereon; and

•	any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the first nine points above.

•	For purposes hereof, the “maximum fixed repurchase price” of any redeemable capital stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of the redeemable capital stock as if it were purchased on any date on which indebtedness shall be required to be determined pursuant to the indenture and if the price is based upon, or measured by, the fair market value of the redeemable capital stock, the fair market value shall be determined in good faith by the board of directors of the issuer of the redeemable capital stock.

“Investment” means as applied to any person:

•	any direct or indirect purchase or other acquisition by the person of stock or other securities of any other Person; or

•	any direct or indirect loan, advance or capital contribution by the person to any other person and any other item which would be classified as an “investment” on a balance sheet of the person prepared in accordance with GAAP, including without limitation any direct or indirect contribution by the person of property or assets to a joint venture, partnership or other business entity in which the person retains an interest, it being understood that a direct or indirect purchase or other acquisition by the person of assets of any other person, other than stock or other securities, shall not constitute an “Investment” for purposes of the indenture.

The amount classified as Investments made during any period shall be the aggregate cost to the partnership and its Restricted Subsidiaries of all the Investments made during the period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of the Investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which the Investments were made, less any net return of capital realized during the period upon the sale, repayment or other liquidation of the Investments, determined in accordance with GAAP, but without regard to any amounts received during the period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on the Investments or as loans from any person in whom the Investments have been made.

“Net Amount of Unrestricted Investment” means, without duplication, the sum of:

•	the aggregate amount of all Investments made after April 19, 1995 pursuant to the eighth clause of the definition of Permitted Investment, computed as provided in the last sentence of the definition of Investment; and

•	the aggregate of all Designation Amounts in connection with the designation of unrestricted subsidiaries, less all Designation Amounts in respect of unrestricted subsidiaries which have been designated as Restricted Subsidiaries and otherwise reduced in a manner consistent with the provisions of the last sentence of the definition of Investment.

“Net Proceeds” means, with respect to any asset sale or sale of capital stock, the proceeds therefrom in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, except to the extent that the deferred payment obligations are financed or sold with recourse to the partnership or any of its Restricted Subsidiaries, net of:

•	brokerage commissions and other fees and expenses related to the Asset Sale, including, without limitation, fees and expenses of legal counsel and accountants and fees, expenses, discounts or commissions of underwriters, placement agents and investment bankers;

•	provisions for all taxes payable as a result of the Asset Sale;

•	amounts required to be paid to any person, other than the partnership or any Restricted Subsidiary of the partnership, owning a beneficial interest in the assets subject to the Asset Sale;

•	appropriate amounts to be provided by the partnership or any Restricted Subsidiary of the partnership, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with the Asset Sale and retained by the partnership or any Restricted Subsidiary of the partnership, as the case may be, after the Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the Asset Sale; and

•	amounts required to be applied to the repayment of indebtedness secured by any lien on the asset or assets sold in the Asset Sale.

“Permitted Investments” means any of the following:

•	First, Investments made or owned by the partnership or any Restricted Subsidiary in:

1.	marketable obligations issued or unconditionally guaranteed by the United States, or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing one year or less from the date of acquisition thereof;

2.	marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having as at such date the highest rating obtainable from either Standard & Poor’s Ratings Group and its successors or Moody’s Investors Service, Inc. and its successors;

3.	commercial paper maturing no more than 270 days from the date of creation thereof and having as at the date of acquisition thereof one of the two highest ratings obtainable from either S&P or Moody’s;

4.	certificates of deposit maturing one year or less from the date of acquisition thereof issued by commercial banks incorporated under the laws of the United States or any state thereof or the District of Columbia or Canada;

•	the commercial paper or other short term unsecured debt obligations of which are as at such date rated either “A-2” or better (or comparably if the rating system is changed) by S&P or “Prime-2” or better (or comparably if the rating system is changed) by Moody’s; or

•	the long-term debt obligations of which are, as at such date, rated either “A” or better (or comparably if the rating system is changed) by either S&P or Moody’s (“Permitted Banks”);

5.	eurodollar time deposits having a maturity of less than 270 days from the date of acquisition thereof purchased directly from any Permitted Bank;

6.	bankers’ acceptances eligible for rediscount under requirements of the Board of Governors of the Federal Reserve System and accepted by Permitted Banks; and

7.	obligations of the type described in clauses (1) through (5) above purchased from a securities dealer designated as a “primary dealer” by the Federal Reserve Bank of New York or from a Permitted Bank as counterparty to a written repurchase agreement obligating such counterparty to repurchase such obligations not later than 14 days after the purchase thereof and which provides that the obligations which are the subject thereof are held for the benefit of the partnership or a Restricted Subsidiary by a custodian which is a Permitted Bank and which is not a counterparty to the repurchase agreement in question;

•	Second, the acquisition by the partnership or any Restricted Subsidiary of capital stock or other ownership interests, whether in a single transaction or in a series of related transactions, of a person located in the United States or Canada and engaged in substantially the same business as the partnership such that, upon the completion of such transaction or series of transactions, the person becomes a Restricted Subsidiary;

•	Third, subject to the eighth clause below, the making or ownership by the partnership or any Restricted Subsidiary of Investments (in addition to Investments permitted by the first, second, fourth, fifth, sixth and seventh clauses of this definition) in any person incorporated or otherwise formed pursuant to the laws of the United States or Canada or any state thereof which is engaged in the United States or Canada in substantially the same business as the partnership; provided that the aggregate amount of all such Investments made by the partnership and its Restricted Subsidiaries following April 19, 1995 and outstanding pursuant to this third clause and the eighth clause below shall not at any date of determination exceed 10% of Total Assets (the “Investment Limit”); provided that, in addition to Investments that would be permitted under the Investment Limit, during any fiscal year the partnership and its Restricted Subsidiaries may invest up to $25 million (the “Annual Limit”) pursuant to the provisions of this clause, but the unused amount of the Annual Limit shall not be carried over to any future years;

•	Fourth, the making or ownership by the partnership or any Restricted Subsidiary of Investments:

•	arising out of loans and advances to employees incurred in the ordinary course of business;

•	arising out of extensions of trade credit or advances to third parties in the ordinary course of business; and

•	acquired by reason of the exercise of customary creditors’ rights upon default or pursuant to the bankruptcy, insolvency or reorganization of a debtor;

•	Fifth, the creation or incurrence of liability by the partnership or any Restricted Subsidiary, with respect to any guaranty constituting an obligation, warranty or indemnity, not guaranteeing indebtedness of any person, which is undertaken or made in the ordinary course of business;

•	Sixth, the creation or incurrence of liability by the partnership or any Restricted Subsidiary with respect to any interest rate agreements;

•	Seventh, the making by any Restricted Subsidiary of Investments in the partnership or another Restricted Subsidiary;

•	Eighth, the making or ownership by the partnership or any Restricted Subsidiary of Investments in Unrestricted Subsidiaries; provided that the Net Amount of Unrestricted Investment shall not at any time exceed $5 million (and subject to the limitations specified in the third clause above); and

•	Ninth, the making or ownership by the partnership or any Restricted Subsidiary of Investments in the operating partnership.

“Permitted Liens” means any of the following:

•	First, liens for taxes, assessments or other governmental charges, the payment of which is not yet due and is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provision, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor;

•	Second, liens of lessors, landlords and carriers, vendors, warehousemen, mechanics, materialmen, repairmen and other like liens incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provisions, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor, in each case:

•	not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property; or

•	incurred in the ordinary course of business securing the unpaid purchase price of property or services constituting current accounts payable;

•	Third, liens, other than any lien imposed by the Employee Retirement Income Security Act of 1974, as may be amended from time to time, incurred or deposits made in the ordinary course of business:

•	in connection with workers’ compensation, unemployment insurance and other types of social security; or

•	to secure or to obtain letters of credit that secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not incurred or made in connection with the borrowing of money;

•	Fourth, other deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements;

•	Fifth, liens securing reimbursement obligations under letters of credit, provided in each case that such liens cover only the title documents and related goods and any proceeds thereof covered by the related letter of credit;

•	Sixth, any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal or review, or shall not have been discharged within 60 days after expiration of any such stay;

•	Seventh, leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, which, in each case either are granted, entered into or created in the ordinary course of the business of the partnership or any Restricted Subsidiary or do not materially impair the value or intended use of the property covered thereby;

•	Eighth, liens on property or assets of any Restricted Subsidiary securing indebtedness of the Restricted Subsidiary owing to the partnership or a wholly owned Restricted Subsidiary;

•	Ninth, liens on assets of the partnership or any Restricted Subsidiary existing on the applicable issue date of a series of debt securities;

•	Tenth, liens securing indebtedness evidenced by the first mortgage notes or any extension, renewal, refunding or refinancing of any such Indebtedness;

•	Eleventh, liens securing indebtedness incurred under the acquisition facility or any extension, renewal, refunding or refinancing of any such Indebtedness;

•	Twelfth, liens securing indebtedness incurred under the revolving loan facility or any extension, renewal, refunding or refinancing of any such Indebtedness;

•	Thirteenth, liens, other than the liens referred to in the eleventh and twelfth clauses above, securing Indebtedness incurred in accordance with:—

•	The fifth clause of the definition of Permitted Indebtedness;

•	The sixth and eighth clauses of the definition of Permitted Indebtedness; or

•	Indebtedness otherwise permitted to be incurred under the “Limitation on Additional Indebtedness” covenant to the extent incurred:

•	to finance the making of expenditures for the improvement or repair (to the extent the improvements and repairs may be capitalized on the books of the partnership and the Restricted Subsidiaries in accordance with GAAP) of, or additions including additions by way of acquisitions of businesses and related assets to, the assets and property of the partnership and its Restricted Subsidiaries; or

•	by assumption in connection with additions including additions by way of acquisition or capital contributions of businesses and related assets to the property and assets of the partnership and its Restricted Subsidiaries; provided that, in the case of Indebtedness incurred in accordance with the first and second sub-points of the thirteenth clause above, the principal amount of the indebtedness does not exceed the lesser of the cost to the partnership and its Restricted Subsidiaries of the additional property or assets and the fair market value of the additional property or assets at the time of the acquisition thereof, as determined in good faith by the general partner;

•	Fourteenth, liens existing on any property of any person at the time it becomes a subsidiary of the partnership, or existing at the time of acquisition upon any property acquired by the partnership or any subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by the partnership or the subsidiary, or created to secure indebtedness incurred to pay all or any part of the purchase price (a “Purchase Money Lien”) of property including, without limitation, capital stock and other securities acquired by the partnership or a Restricted Subsidiary; provided that:

•	the lien shall be confined solely to the item or items of property and, if required by the terms of the instrument originally creating the lien, other property which is an improvement to or is acquired for use specifically in connection with the acquired property;

•	in the case of a Purchase Money Lien, the principal amount of the Indebtedness secured by the Purchase Money Lien shall at no time exceed an amount equal to the lesser of:

•	the cost to the partnership and the Restricted Subsidiaries of the property; and

•	the fair market value of the property at the time of the acquisition thereof as determined in good faith by the general partner;

•	the Purchase Money Lien shall be created not later than 30 days after the acquisition of the property; and

•	the lien, other than a Purchase Money Lien, shall not have been created or assumed in contemplation of the person’s becoming a subsidiary of the partnership or the acquisition of property by the partnership or any subsidiary;

•	Fifteenth, easements, exceptions or reservations in any property of the partnership or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of the business of the partnership or any Restricted Subsidiary;

•	Sixteenth, liens arising from or constituting permitted encumbrances under the agreements and instruments securing the obligations under the first mortgage notes and the bank credit facilities; and

•	Seventeenth, any lien renewing or extending any lien permitted by the ninth through the fourteenth clauses above; provided that, the principal amount of the indebtedness secured by any such lien shall not exceed the principal amount of the indebtedness outstanding immediately prior to the renewal or extension of the lien, and no assets encumbered by the lien other than the assets encumbered immediately prior to the renewal or extension shall be encumbered thereby.

“Permitted Refinancing Indebtedness” means indebtedness incurred by the partnership or any Restricted Subsidiary to substantially concurrently (excluding any notice period on redemptions) repay, refund, renew, replace, extend or refinance, in whole or in part, any Permitted Indebtedness of the partnership or any Restricted Subsidiary or any other indebtedness incurred by the partnership or any Restricted

Subsidiary pursuant to the “Limitation on Additional Indebtedness” covenant, to the extent:

•	the principal amount of the Permitted Refinancing Indebtedness does not exceed the principal or accreted amount plus the amount of accrued and unpaid interest of the indebtedness so repaid, refunded, renewed, replaced, extended or refinanced except that, in the case of the debt securities and the 8 7/8% series notes debt securities and the Permitted Refinancing Indebtedness may include the redemption premiums provided in the indentures governing the debt securities and the 8 7/8% Seniors Notes, and in the case of the first mortgage notes, the Permitted Refinancing Indebtedness may include the amount of any unamortized premium;

•	with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our indebtedness, the Permitted Refinancing Indebtedness ranks no more favorably in right of payment with respect to the debt securities than the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; and

•	with respect to the repayment, refunding, renewal, replacement, extension or refinancing our indebtedness, the Permitted Refinancing Indebtedness has a Weighted Average Life to Stated Maturity and stated maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced;

provided, however, that Permitted Refinancing Indebtedness shall not include indebtedness incurred by a Restricted Subsidiary to repay, refund, renew, replace, extend or refinance indebtedness of the partnership.

“Restricted Subsidiary” means a subsidiary of the partnership, which, as of the date of determination, is not an Unrestricted Subsidiary of the partnership.

“Total Assets” means, as of any date of determination, the consolidated total assets of the partnership and the Restricted Subsidiaries as would be shown on a consolidated balance sheet of the partnership and the Restricted Subsidiaries prepared in accordance with GAAP as of that date.

“Unrestricted Subsidiary” means any subsidiary of the partnership or a Restricted Subsidiary that is designated as such by the General Partner; provided that no portion of the Indebtedness or any other obligation contingent or otherwise of such Subsidiary:

•	is guaranteed by the partnership or any Restricted Subsidiary;

•	is recourse to or obligates the partnership or any Restricted Subsidiary in any way; or

•	subjects any property or assets of the partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof.

Notwithstanding the foregoing, the partnership or a Restricted Subsidiary may Guaranty or agree to provide funds for the payment or maintenance of, or otherwise become liable with respect to indebtedness of an Unrestricted Subsidiary, but only to the extent that the partnership or a Restricted Subsidiary would be permitted to:

•	make an Investment in the Unrestricted Subsidiary pursuant to the eighth clause of the definition of Permitted Investments; and

•	incur the indebtedness represented by the guaranty or agreement pursuant to the first paragraph of the covenant captioned “Limitation on Additional Indebtedness.” The board of directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to the designation there exists no Event of Default or event which after notice or lapse or time or both would become an Event of Default, and if the Unrestricted Subsidiary has, as of the date of the designation, outstanding Indebtedness other than Permitted Indebtedness, the partnership could incur at least $1.00 of Indebtedness other than Permitted Indebtedness.

Notwithstanding the foregoing, no subsidiary may be designated an Unrestricted Subsidiary if the subsidiary, directly or indirectly, holds capital stock of a Restricted Subsidiary. Neither the operating partnership nor AmeriGas Finance Corp. may be designated an Unrestricted Subsidiary.

“Weighted Average Life to Stated Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

•	The sum of the products obtained by multiplying:

•	The amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

•	The number of years, calculated to the nearest one-twelfth, that will elapse between the date and the making of the payment, by

•	The then outstanding principal amount of the Indebtedness;

provided, however, that with respect to any revolving Indebtedness, the foregoing calculation of Weighted Average Life to Stated Maturity shall be determined based upon the total available commitments and the required reductions of commitments in lieu of the outstanding principal amount and the required payments of principal, respectively.

“Wholly Owned Restricted Subsidiary” means the operating partnership or any Subsidiary of the partnership of which 100% of the outstanding Capital Stock is owned by the partnership or by one or more Wholly Owned Restricted Subsidiaries of the partnership. For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

Form of Debt Securities

The certificates representing the debt securities will be issued in fully registered form, without coupons. Except as described in the next paragraph, the debt securities will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee, in the form of a global note. Holders of the debt securities will own book-entry interests in the global note evidenced by records maintained by DTC. Book-entry interests may be exchanged for certificated debt securities of like tenor and equal aggregate principal amount, if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary;

•	we provide for the exchange pursuant to the terms of the indenture; or

•	we determine that the book-entry interests will no longer be represented by global debt securities and we execute and deliver to the Trustee instructions to that effect.

DESCRIPTION OF OTHER INDEBTEDNESS

8 7/8% Senior Notes

As of June 30, 2003, we had outstanding $360 million aggregate principal amount of 8 7/8% senior notes due 2011. These notes were issued pursuant to an indenture dated August 21, 2001 with Wachovia Bank, National Association, successor to First Union National Bank, as trustee. The 8 7/8% senior notes are senior unsecured obligations and rank senior in right of payment to all of our existing and future subordinated indebtedness and equally in right of payment with all of our existing and future senior indebtedness, including the debt securities offered by this prospectus. They are effectively subordinated to all secured and unsecured indebtedness and other liabilities of our operating partnership and its subsidiaries. We may, at our option, redeem the 8 7/8% senior notes in whole or in part from time to time at the redemption prices specified in the notes. The covenants in the indenture governing the 8 7/8% senior notes are the same as the covenants provided to debt security holders in the indenture governing the debt securities.

10% Senior Notes

As of June 30, 2003, we had outstanding $60 million aggregate principal amount of 10% Senior Notes due April 15, 2006. These notes were issued pursuant to an indenture dated as of April 4, 2001, between us and Wachovia Bank, National

Association, successor to First Union National Bank, as trustee. The terms of the 10% Senior Notes and the indenture for the 10% Senior Notes are substantially identical to the terms of and in the indenture for the 8 7/8% senior notes.

First Mortgage Notes

As of June 30, 2003, the operating partnership had outstanding $486.3 million aggregate principal amount of Series A through Series E first mortgage notes that are structurally senior to the claims of the holders of the notes being offered by this prospectus. Our general partner is a co-obligor of the first mortgage notes. The Series A, B and C first mortgage notes were issued pursuant to the note agreements dated as of April 19, 1995. The Series D first mortgage notes were issued pursuant to the note agreement dated as of March 15, 1999. The Series E first mortgage notes were issued pursuant to the note agreement dated as of March 15, 2000. In each case, these note agreements have been amended and may be further supplemented or otherwise modified from time to time.

The operating partnership’s obligations under the first mortgage notes are secured, on an equal and ratable basis, with its obligations under the bank credit facilities, by a mortgage on substantially all of the real property, operating facilities, equipment and other assets of the operating partnership. The first mortgage notes have maturity dates ranging from 2004 to 2010, and bear interest at rates ranging from 9.34% to 11.71% for the Series A Notes and rates of 10.07%, 8.83%, 7.11% and 8.50% for the Series B through Series E notes, respectively. The Series A through Series E first mortgage notes require annual principal payments, without premium, of approximately:

•	$53.8 million in each fiscal year from 2004 through 2008;

•	$123.8 million in fiscal year 2009; and

•	$93.8 million in fiscal year 2010.

The operating partnership may, at its option, and upon the disposition of assets may be required to, offer to prepay the first mortgage notes, in whole or in part. These prepayments may be at a premium. The agreements governing the first mortgage notes contain various negative and affirmative covenants that apply to the operating partnership. These restrictions limit our ability and the ability of the operating partnership to:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	make restricted payments;

•	enter into business combinations and asset sale transactions;

•	engage in new lines of business; and

•	make investments.

The agreements also require the operating partnership and its restricted subsidiaries to maintain a ratio of total indebtedness to EBITDA, as defined in the agreements, equal to or less than 5.25 to 1.

The failure of the general partner to own directly or indirectly at least 30% of our partnership interests or the partnership interests of our operating partnership and to be our sole general partner and the sole general partner of our operating partnership would, among other occurrences, constitute an event of default under the agreements for the first mortgage notes. In the event of a default under the first mortgage notes, the first mortgage noteholders may accelerate the maturity under the first mortgage notes and cause all outstanding amounts to become immediately due and payable.

Under the first mortgage notes agreements, so long as no default exists or would result, the operating partnership is permitted to make quarterly cash distributions to us. In the quarter before a quarter in which an interest payment is due on the first mortgage notes, the operating partnership is required to reflect a reserve equal to 50% of the interest to be paid, thereby reducing the amount of cash it may distribute to us in that quarter.

Bank Credit Facilities

On August 28, 2003, the operating partnership, the general partner, Petrolane and Wachovia Bank, National Association, in its individual capacity and as agent, entered into a credit agreement evidencing the bank credit facilities. The bank credit facilities include a secured $75 million acquisition facility and a secured $100 million revolving facility. As of             , 2003, we had $             million available under the bank credit facilities. The bank credit facilities expire on October 15, 2006, but the revolving facility may be extended for additional one-year periods if the participating banks consent. We intend to renew the revolving facility prior to the time it expires.

The revolving facility may be used for working capital and general purposes of the operating partnership. It permits the operating partnership to borrow at various prevailing interest rates, including the base rate, defined as the higher of the federal funds rate plus 0.50% or the agent bank’s prime rate, or at two-week, one-, two-, three-, or six-month offshore interbank offering rates, plus a margin. The margin on interbank offering rates, which ranges from 1.00% to 2.25%, is dependent upon the operating partnership’s funded debt ratio, as defined in the credit agreement.

The acquisition facility provides the operating partnership the ability to borrow to finance the purchase of propane businesses or propane business assets. In addition, the acquisition facility may be used for working capital purposes in the event that the revolving facility is fully drawn. The acquisition facility permits borrowings at the same rates as the revolving credit facility.

The bank credit facilities restrict the incurrence of additional indebtedness and also restrict liens, guarantees, investments, loans and advances, payments, mergers, consolidation, asset transfers, transaction with affiliates, sales of assets, acquisitions and other transactions. In addition, the operating partnership must maintain a ratio of total indebtedness to EBITDA, as defined in the credit agreement evidencing the bank credit facilities equal to or less than 4.75 to l and a ratio of EBITDA to interest expense of at least 2.25 to l. If the operating partnership does not maintain these ratios, an event of default under the bank credit facilities will occur, except that the operating partnership may cause a breach of the ratio of total indebtedness to EBITDA to be cured within a 30-day grace period. In addition, the failure of UGI Corporation to own directly or indirectly 100% of the general partnership interests in the operating partnership and at least a 30% ownership interest in the operating partnership would constitute an event of default under the bank credit facilities. Any of these events of default would cause the amounts borrowed under the facilities to become subject to acceleration. Generally, as long as no default exists or would result, the operating partnership is permitted to make cash distributions to us not more frequently than quarterly.

TAX CONSIDERATIONS OF UNITHOLDERS

This section is a summary of material tax considerations that may be relevant to prospective unitholders. This section does not address tax considerations that may be relevant to a prospective debtholder in his capacity as such; because the terms and corresponding tax consequences of various debt issuances may differ significantly, tax considerations relevant to each particular debt issuance will be discussed in the relevant prospectus supplement. The following portion of this section and the opinions of Morgan, Lewis & Bockius LLP, our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences of the ownership or disposition of common units.

Legal Opinions and Advice

Our tax counsel is of the opinion, subject to the qualifications set forth in the discussion that follows, that for federal income tax purposes (i) AmeriGas Partners and the operating partnership each will be treated as a partnership and (ii) owners of common units, with certain exceptions as described in “Partner Status” below, will be treated as partners of AmeriGas Partners. In addition, all statements as to matters of law contained in this section are the opinion of Morgan, Lewis & Bockius LLP unless such statements are made by us or others.

An opinion of counsel represents only that particular counsel’s best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may even have retroactive effect.

We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our common units.

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his share of the items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in his partnership interest.

Morgan, Lewis & Bockius LLP is of the opinion that, each of AmeriGas Partners and the operating partnership has been and will be classified as a partnership for federal income tax purposes provided that:

(a) Neither we nor the operating partnership has elected or will elect to be treated as a corporation.

(b) We and the operating partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the partnership agreement or operating partnership agreement (whichever is applicable).

(c) For each of our taxable years from and after our formation, more than 90% of our gross income has been and will be derived (i) from the exploration, development,

production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

(d) We would not be a regulated investment company as described in Section 851(a) of the Internal Revenue Code if we were a domestic corporation.

AmeriGas Partners believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income,” as described in clause (c) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we or the operating partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our net income would be taxed at corporate rates.

In addition, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, and would thereafter be treated as taxable capital gain after the unitholder’s tax basis in the common units is reduced to zero. Accordingly, treatment of either us or the operating partnership as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on the assumption that each of AmeriGas Partners and the operating partnership will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Partner Status

Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes and may recognize gain or loss on such transfer. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those common units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those common units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

In the following portion of this section, the word “unitholder” refers to a holder of our common units who is one of our partners.

Allocation of Partnership Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made with respect to the common units, or that the general partner receives distributions that exceed 2% of the total distributions, gross income will be allocated to the holders of common units and to the general partner to the extent of the distributions that exceed 2% of total distributions. If we have a net loss, our items of income, gain, loss and deduction will generally be allocated to the general partner and the unitholders in accordance with their respective percentage interests.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Alternative Minimum Tax

Each unitholder will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Treatment of Distributions by AmeriGas Partners

Our distributions to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of the tax basis he has in his common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units,” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional common units will decrease each unitholder’s share of our nonrecourse liabilities, resulting in such a deemed cash distribution.

A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. His basis will be increased by his share of our income and by any increase in his share of our nonrecourse liabilities. His basis will be decreased, but not below zero, by his share of our distributions, by his share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of AmeriGas Partners’ Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the “at risk” rules, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

Accounting Method and Taxable Year

We currently use the year ending September 30 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income the unitholder’s share of our income, gain, loss and deduction for each of our taxable years that ends within or with each of such unitholder’s taxable years. In addition, a unitholder who disposes of all of the unitholder’s common units following the close of our taxable year but before the close of the unitholder’s taxable year must include the unitholder’s share of our income, gain, loss and deduction in income for the unitholder’s taxable year with the result that the unitholder will be required to report in income for the unitholder’s taxable year the unitholder’s share for more than one year of our income, gain, loss and deduction.

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriting discounts and commissions are treated as syndication costs.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Valuation of AmeriGas Partners’ Property and Basis of Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to a current unitholder.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2008). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all later sales or exchanges of common units.

Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property.

Allocations Between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

AmeriGas Partners will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, Mellon Investor Services LLC, in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling by the IRS, gain recognized by a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax as effectively connected with a United States trade or business of the foreign unitholder in whole or in part. Apart from the ruling, a foreign unitholder would not be taxed upon the disposition of a common unit if that foreign unitholder has held 5% or less in value of the common units at all times during the 5-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 75 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Registration as a Tax Shelter

The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. Although we may not be subject to the registration requirement on the basis that we do not constitute a tax shelter, our general partner has registered us as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued to us the following tax shelter registration number: 95-192000149. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on the unitholder’s return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure.

Recently issued final regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our common units. The Internal Revenue Service has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisors concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The new regulations also impose obligations on “material advisors,” that includes any person who makes or provides any written or oral statement to a registered “tax shelter” in connection with a transaction, and receives or expects to receive a fee of $250,000 or more with respect to transaction. As described in the accompanying prospectus, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list of specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list of disclosure requirements.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in all 50 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Morgan, Lewis & Bockius LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may offer the securities in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by ourself directly;

•	through agents; or

•	through a combination of any of these methods of sale.

Any such underwriters, dealers or agents may include our affiliates.

The prospectus supplement relating to a particular offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to us from such sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, which in the aggregate will not exceed 8 percent of the gross proceeds of the offering;

•	the initial public offering price;

•	any discounts or concessions to be allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in an offering of securities made by this prospectus, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase the offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification by us relating to material misstatements and omissions. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

Each series of debt securities offered under this prospectus will be a new issue of securities and will have no established trading market. Any underwriters to whom such offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered debt securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

Because the NASD views the common units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASDs’ Conduct Rules.

LEGAL OPINIONS

Certain legal and tax matters relating to the common units being offered will be passed upon for us by Morgan, Lewis & Bockius LLP. If certain legal matters in connection with an offering of common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

EXPERTS

The financial statements of AmeriGas Partners, L.P. and AmeriGas Finance Corp. as of September 30, 2002 and for the year then ended, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements and schedules as of and for the year ended September 30, 2001 and 2000 incorporated by reference in this prospectus were audited by Arthur Anderson LLP, our former independent public accountants, as indicated in their reports with respect thereto. Copies of such reports are incorporated by reference herein, but Arthur Anderson LLP has not reissued such reports or consented to the incorporation of such reports into this prospectus and has ceased operations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You can inspect and/or copy these reports and other information at locations maintained by the SEC, including:

•	The principal offices of the SEC located at Judiciary Plaza, Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549;

•	The regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

•	The regional offices of the SEC located at 233 Broadway, New York, New York 10279; and

•	The SEC’s website at http://www.sec.gov.

Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800 SEC-0330, or see its website, for further information about the operation of the Public Reference Room.

We also provide information to the New York Stock Exchange because the common units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information that we file with the SEC. This means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may supersede information in this prospectus or information previously filed with the SEC. We incorporate by reference the documents listed below:

1) our annual report on Form 10-K for the year ended September 30, 2002;

2) our quarterly reports on Form 10-Q for the quarters ended December 31, 2002 (as amended on April 11, 2003), March 31, 2003 and June 30, 2003;

3) our current reports on Form 8-K dated November 1, 2002, November 21, 2002, January 22, 2003, April 11, 2003, April 30, 2003, June 11, 2003, and October 1, 2003;

4) the description of the common units in our registration statement filed pursuant to the Securities Exchange Act of 1934 on Form 8-A (File No. 001-13692), dated March 28, 1995, as amended by Amendment No. 1 to Form 8-A, dated April 11, 1995, and by Amendment No. 2 to Form 8-A, dated January 17, 1997, and any amendments or reports filed after the date hereof to update the description.

We also incorporate by reference all documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the sale of all of the common units offered by this prospectus.

If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

You may request a copy of these filings at no cost by writing or telephoning us at the following address or phone number:

AmeriGas Propane, Inc.

Attention: Robert W. Krick, Treasurer

P.O. Box 965

Valley Forge, Pennsylvania 19482

Telephone: (610) 337-7000

PART II.

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

We will incur and pay the following costs of this transaction. All amounts other than the SEC registration fee are estimated.

SEC Registration Fee:	$40,450
Accounting Fees and Expenses:	$75,000
Legal Fees and Expenses:	$200,000
Printing Expenses:	$100,000
Transfer Agent, Trustee and Registrar Fees and Expenses:	$75,000
Miscellaneous:	$1650

Total:	$492,100

Item 15. Indemnification of Directors and Officers

The partnership agreement of AmeriGas Partners provides that we will indemnify and hold harmless our general partner, any departing partner, any person who is or was an affiliate of the general partner or any departing partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner, any departing partner or any such affiliate, and any person who is or was serving at the request of the general partner, any departing partner or any such affiliate as an officer, director, employee, partner, agent, fiduciary or trustee of another person, to the fullest extent permitted by law but subject to the limitations expressly provided for in the partnership agreement, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any of the above persons may be involved, or is threatened to be involved, as a party or otherwise, by reason of his, her or its status as any of the foregoing; provided, however, that in each case such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of AmeriGas Partners and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. Any indemnification under these provisions will be made only out of our available assets, and our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. The indemnification so provided shall be in addition to any other rights to which any of the aforementioned persons may be entitled under any agreement, pursuant to a vote of the holders of outstanding units, as a matter of law or otherwise, and shall continue for such persons who have ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of such persons.

To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by any of the aforementioned persons who is so indemnified in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by us prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by us of any undertaking by or on behalf of such person to repay such amount if it shall be determined that such person is not entitled to be indemnified.

We are authorized to purchase (or to reimburse our general partner or its affiliates for the cost of) insurance against any liability that may be asserted against or expense that may be incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify such persons against such liability under the provisions of the partnership agreement described above.

Item 16. Exhibits

Exhibit Number	Description of Exhibits

1*	Form of Underwriting Agreement

4.1**	Form of Indenture among AmeriGas Partners, L.P., AmeriGas Finance Corp. and Wachovia Bank, National Association, as trustee

4.2**	Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of September 30, 2000, incorporated by reference from Exhibit 1 of the current report on Form 8-K dated September 30, 2000

5.1**	Legal Opinion of Morgan, Lewis & Bockius LLP

8.1**	Legal Opinion of Morgan, Lewis & Bockius LLP

12+	Ratio of Earnings to Fixed Charges

23.1+	Consent of PricewaterhouseCoopers LLP

23.2**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5)

23.3**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 8)

24.1+	Power of Attorney (included on signature page)

25.1+	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of Wachovia Bank, National Association, as trustee

*	To be filed by post-effective amendment to this registration statement or as an exhibit to a current report on Form 8-K.
+	Previously filed.
**	Filed herewith

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in King of Prussia, Pennsylvania, on November 21, 2003.

AMERIGAS PARTNERS, L.P.,
a Delaware limited partnership

By AMERIGAS PROPANE, INC.,
a Pennsylvania corporation, its general partner

By:	/s/ Robert W. Krick

Name: Robert W. Krick Title: Treasurer

Signature	Capacity in which Signed	Date

* Lon R. Greenberg	Chairman of the Board and Director	November 21, 2003

* Eugene V.N. Bissell	President, Chief Executive Officer (Principal Executive Officer) and Director	November 21, 2003

* Martha B. Lindsay	Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	November 21, 2003

* Richard R. Eynon	Controller and Chief Accounting Officer (Principal Accounting Officer)	November 21, 2003

* Thomas F. Donovan	Director	November 21, 2003

Richard C. Gozon	Director	November , 2003

William J. Marrazzo	Director	November , 2003

* James W. Stratton	Director	November 21, 2003

Stephen A. Van Dyck	Director	November , 2003

* Roger B. Vincent	Director	November 21, 2003

/S/ ROBERT H. KNAUSS Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in King of Prussia, Pennsylvania, on November 21, 2003.

AMERIGAS FINANCE CORP.

By:	/s/ ROBERT W. KRICK

Name: Robert W. Krick Title: Treasurer

Signature	Capacity in which Signed	Date

* Eugene V. N. Bissell	President (Principal Executive Officer) and Director	November 21, 2003

* Martha B. Lindsay	Vice President—Finance and Chief Financial Officer (Principal Financial Officer) and Director	November 21, 2003

* Richard R. Eynon	Controller and Chief Accounting Officer (Principal Accounting Officer)	November 21, 2003

/S/ ROBERT H. KNAUSS Robert H. Knauss	Director	November 21, 2003

/S/ ROBERT H. KNAUSS Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1*	Form of Underwriting Agreement

4.1**	Form of Indenture among AmeriGas Partners, L.P., AmeriGas Finance Corp. and Wachovia Bank, National Association, as trustee.

4.2**	Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of September 30, 2000, incorporated by reference from Exhibit 1 of the current report on Form 8-K dated September 30, 2000

5.1**	Legal Opinion of Morgan, Lewis & Bockius LLP

8.1**	Legal Opinion of Morgan, Lewis & Bockius LLP

12+	Ratio of Earnings to Fixed Charges

23.1+	Consent of PricewaterhouseCoopers LLP

23.2**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5)

23.3**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 8)

24.1+	Power of Attorney (included on signature page)

25.1+	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of Wachovia Bank, National Association, as trustee

*	To be filed by post-effective amendment to this registration statement or as an exhibit to a current report on Form 8-K.
+	Previously filed.
**	Filed herewith